UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

[redacted]th of May 2002

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. Notice of Annual and Special General Meeting to be held on June 28, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: May 31, 2002 By:
Peter Wong C.A.

ASIA PACIFIC RESOURCES LTD.
#615 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special General Meeting (the "Meeting") of the shareholders of ASIA PACIFIC RESOURCES LTD. (the "Company") will be held at The Fairmont Waterfront Hotel, Nootka Room - Concourse Level, 900 Canada Place Way, Vancouver, British Columbia, on June 28, 2002, at the hour of 10:30 a.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended February 28, 2002.
2. To fix the number of Directors at seven (7).
3. To elect Directors for the Company for the ensuing year.
4. To consider and, if thought advisable, to appoint Deloitte & Touche, Chartered Accountants, as the auditor for the ensuing year.
5. To authorize the Directors to fix the remuneration to be paid to the auditor.
6. To consider and, if thought advisable, authorize the Directors to implement the Stock Option Plan as described in the Company's Information Circular.
7. To consider and, if thought advisable, to approve the issuance of the Compensation Shares to John Bovard, on the terms and conditions as set out in the Company's Information Circular.
8. To consider and, if thought advisable, to approve the adoption of By-Law 1A.
9. To consider and, if thought advisable, to approve the reconfirmation of the Company's Shareholder Rights Plan, as described in the Company's Information Circular.
10. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the Meeting in person is entitled to appoint a proxy holder to attend and vote on behalf of the Registered Shareholder. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time as set out in the "Instructions for Completion of Proxy".

DATED this 24th day of May, 2002.

BY ORDER OF THE BOARD

"John Bovard"
JOHN BOVARD
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ASIA PACIFIC RESOURCES LTD.
#615 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the management of ASIA PACIFIC RESOURCES LTD. (the "Company") for use at the Special and Annual General Meeting (the "Meeting") of the Company to be held on June 28, 2002, and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the

Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

CUMULATIVE VOTING

The Corporation's governing statute, the *Business Corporations Act* (New Brunswick) (the "Act"), provides for cumulative voting for the election of directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. For this proxy, the shareholder will cast the number of votes equal to the number of common shares held by the shareholder multiplied by seven. The distribution of votes among the nominees shall be designated on the proxy instrument. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed among the nominees shall mean that the votes are to be distributed equally among all nominees voted for by the shareholder. If no specification is made for any nominee, it shall mean that the proxy nominees are instructed to vote FOR all of the nominees with the votes distributed equally among all nominees. There is no condition precedent to exercise the right to vote cumulatively. The Act further provides that a separate vote of shareholders shall be taken with respect to each proposed director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the Meeting a motion will be made in favour of such a resolution in order to permit the election of all seven directors by way of a single resolution and, if there are no further nominees for election such that the election of the directors by a single resolution will not affect the result of the election, management intends to exercise the discretionary authority granted under the proxy to vote FOR such a resolution.

RECORD DATE AND ENTITLEMENT TO VOTE

Each holder of record of common shares at the close of business on May 17, 2002, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting (except for the election of directors as described below under "Election of Directors"), except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Shares"), of which 442,225,002 Shares are issued and outstanding as at May 17, 2002 (the "Record Date"). The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

A quorum for a Meeting of Shareholders requires holders of at least 20% of the shares entitled to vote at the meeting personally present or represented by proxy.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Olympus Capital Holdings Asia I, LP[(1)]	250,022,789	56.5%

(1) Under certain circumstances, the other former debenture holders have agreed to vote as instructed by Olympus Capital Holdings Asia I, L.P.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at seven.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for elections as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years.	Director Since	Number of Shares Beneficially Owned or Controlled (Directly or Indirectly,)
John G. Bovard	President and Chief Executive Officer of the Company since April 2002; prior to that, General Manager – Resources for Multiplex Constructions Pty. Ltd.	April 2, 2002	Nil
Robert G. Connochie[(1)]	Mining Industry Consultant since	1995	342,000

Name, Municipality of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years.	Director Since	Number of Shares Beneficially Owned or Controlled (Directly or Indirectly,)
	April 2002; President and Chief Executive Officer since March 2001		
Lee A. Graber [(1)]	Mining Industry Consultant Since March 2002; Vice President – Corporate Development for Homestake Mining Company	April 2, 2002	Nil
Richard Knight	President and CEO – Iron Ore Company of Canada from Sept 2000 to August 2001 and Executive General Manager/Executive Director of North Limited	April 2, 2002	Nil
Edan Lee [(1)]	Managing Director of Olympus Capital Holdings Asia	April 2, 2002	250,022,789[(2)]
Daniel Mintz	Founding Managing Director of Olympus Capital Holdings Asia	April 2, 2002	250,022,789[(2)]
Arthur J. Roth	Fertilizer Industry Consultant	April 2, 2002	Nil

(1) Members of the Audit Committee

(2) Beneficial owners and Managing Director of Olympus Capital Holdings Asia, a company that controls Olympus Capital Holdings Asia I, LP, which owns 250,022,789 common shares of the Company. Olympus Capital Holdings Asia I, LP has agreed with other former debenture holders not to sell common shares of the Company for certain periods of time. See "Voting Shares and Principal Holders thereof"

REMUNERATION OF DIRECTORS

An annual fee of Cdn$10,000, for services as a Director, was previously paid to Directors of the Company. On April 1, 2002, the Company approved the payment of an annual fee of US$10,000 to three Directors for their services as Directors. The remaining four Directors, including the past and current CEO of the Company and two nominees of Olympus Capital Holdings Asia I, LP, will not receive any annual fee.

EXECUTIVE COMPENSATION

Pursuant to the requirements of National Policy 41 and the New Brunswick Securities Act, the following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed fiscal years. Disclosure is required in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2002 and the other four most highly compensated executive officers of the Company as at February 28, 2002, whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year (collectively "the Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Robert G. Connochie[1] Director	2002	-	-	283,338	332,000	-	-	-
	2001	-	-	240,722	452,000	-	-	-
	2000	-	-	198,766	452,000	-	-	-
Gerald D. Wright[2]	2002	10,091	-	10,503	-	-	-	896,207
	2001	120,000	-	199,679[3]	2,119,000	-	-	-
	2000	-	22,406	307,997[3]	2,119,000			
Kwa Boo Leong V.P. Operations for Asia Pacific Potash Corp. [4]	2002	138,640		68,885	-	-	-	-
	2001	75,559		39,526	-	-	-	-
Keith Crosby V.P. Exploration and Development for Asia Pacific Potash Corp. [5]	2002	124,692	-	-	155,000	-	-	-
	2001	124,364	6,180	-	155,000	-	-	-
	2000	120,000	6,000	-	155,000			
Donald P. Hague[6] Vice President Engineering	2002	90,228	-	30,000	118,000	-	-	-
	2001	88,428	9,410	30,000	218,000			

(1) Robert G. Connochie was appointed Interim Chairman and Chief Executive Officer on March 23, 2001. On January 29, 2002, Robert G. Connochie was relieved as Chairman and on April 2, 2002 he was replaced as the Company's President and Chief Executive Officer by John Bovard.

(2) Gerald D. Wright was appointed Chief Executive Officer on August 28, 1998 and resigned on March 22, 2001 as Chief Executive Officer and Co-Chairman. The Company agreed to pay a termination settlement of $900,000 payable on a monthly basis between April 1, 2001 and May 31, 2003.

(3) In addition to the amounts, for fiscal year ended February 28, 2001 and fiscal year ended February 29, 2000, $130,896 and $140,364 were paid, respectively, to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright held a minority interest in the Thai private company.

(4) Kwa Boo Leong was appointed V.P. for Asia Pacific Potash Corporation on August 15, 2000.

(5) Keith Crosby was appointed as V.P. of Exploration and Development for Asia Pacific Potash Corporation Ltd. on February 24, 2000.

(6) Donald P. Hague was appointed as V.P. of Engineering on March 1, 2000.

LONG TERM INCENTIVE PLAN ("LTIP" AWARDS)

Other than for the Chief Executive Officer (see proposed ordinary resolution under "Particulars Of Matters To Be Acted Upon"), the Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

Effective March 1, 1998, the Company included clauses in the employment contracts with its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

As at the fiscal year ended February 28, 2002, the Company had employment contracts through management services companies with the Named Executive current and former Officers.

Under the terms of these agreements, Robert G. Connochie is entitled to receive cash compensation equal to 18 times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to 12 times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason more than 15 months but within 18 months of a change of control.

Effective March 1, 2000, the Company included clauses in the employment contract with Donald Hague, V.P. Engineering, that entitles him to receive cash compensation equal to one month of salary for each year of service, with a minimum compensation amount of six months of salary, if he is terminated without just cause. Within 24 months of a change of control, Donald Hague is entitled to receive a cash compensation equal to 18 times his monthly salary and other compensation payable by the Company and its subsidiaries if he is terminated without cause or resigns with good reason.

REPORT ON EXECUTIVE COMPENSATION

The Company is presently in the development stage of its major asset, being the North and South Potash deposits in Northeast Thailand. The primary method of compensating executives is through salary and the granting of incentive stock options, which is designed to provide the incentive to executives to increase shareholder value.

The Board of Directors of the Company has constituted a compensation committee (the "Committee"). Previously, the compensation of the Company's executive officers was determined by the Board of Directors (excluding such Directors who were also executives and whose compensation was being determined). On April 2, 2002 the Board of Directors established the Committee with Edan Lee and Arthur Roth as its members. The Company's executive compensation program now consists of an annual base salary and a longer term component consisting of stock options.

In May 2002, the Company adopted a stock option plan. The Company is seeking shareholder approval of the stock option plan by way of an ordinary resolution of disinterested shareholders (majority of those shareholders not directly affected by the approval of the stock option plan) as set out in the section titled "Approval of Stock Option Plan for the Company" under "Particulars of Other Matters to be Acted Upon".

The granting of stock options is generally considered by the Board of Directors on the recommendations of the Chief Executive Officer.

CHIEF EXECUTIVE OFFICER COMPENSATION

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, cash and share bonus and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company.

COMPENSATION OF OFFICERS

The compensation of the officers of the Company consists of an annual base salary, bonus and stock options determined in the manner described in the above discussion of compensation for all officers within a range based on the officer's experience and/or performance within the Company and the Industry.

STOCK OPTIONS

The Company did not previously have a stock option plan for the granting of incentive stock options to its executive officers, employees or Directors. In May 2002, the Company adopted a stock option plan. The Company is seeking shareholder approval to the stock option plan by way of ordinary resolution of disinterested shareholders as set out in the section titled "Approval of Stock Option Plan for the Company" under "Particulars of Other Matters to be Acted Upon". Grants may be made to directors, officers, employees and qualified consultants on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors, officers and employees and qualified consultants of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

The stock option plan is to be administered by the Board of Directors of the Company. The details of the plan are as follows:

(i) The maximum number of common shares for which options may be granted under the Stock Option Plan does not exceed 10% of the issued and outstanding shares of the Company.

(ii) The options issued pursuant to the Stock Option Plan are non-transferable;

(iii) The maximum number of shares reserved for any one individual under the Stock Option Plan does not exceed 2% of the issued and outstanding shares of the Company.

(iv) The strike price per share at which shares may be purchased under an option will be determined by the Board of Directors and will be not less than the weighted average closing price for the five business days following the date on which the option is granted. In the event that the applicable Shares did not trade on such Business Days, the Strike Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such dates.

(v) The Directors of the Company, in their sole and absolute discretion have the authority to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company, except as may be required by the TSX.

COMPARATIVE SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's Shares against the cumulative total shareholder return on the TSE 300 Composite for the five fiscal years immediately prior to the beginning of the present financial year, assuming a $100 initial investment with all dividends reinvested to the cumulative returns. The Company's Shares were listed on The Toronto Stock Exchange (the "TSX") on February 23, 1995.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN ("CSR") ON SHARES OF THE COMPANY AND THE TSE 300 COMPOSITE


180
160
140
120
100
80
60
40
20
0
Company
TSE 300
Feb. 96
Feb. 97
Feb. 98
Feb. 99
Feb. 2000
Feb. 2001

	Feb. 28/96	Feb. 28/97	Feb. 28/98	Feb. 28/99	Feb. 29/00	Feb. 28/01
Asia Pacific Resources Ltd.	100	$90	$35	$34	$20	$12
TSE 300	100	$112	$115	$104	$153	$138

Yearly % Change in CSR (for a given period) = Total Dividends & (End Price – Opening Price) / Opening Price

*Assumes that the initial value of investment on The Toronto Stock Exchange in the Company's Shares and in each of the indices was $100 on commencement and that all dividends were reinvested.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte & Touche, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "ordinary resolution" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

APPROVAL OF STOCK OPTION PLAN FOR THE COMPANY

As set forth in the attached Notice of Meeting, management of the Company seeks approval from disinterested shareholders, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the adoption by the Company of a proposed stock option plan (the "Stock Option Plan"), including approval to (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan up to 10% of the issued and outstanding common shares of the Company; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 2% of the issued and outstanding share capital of the Company, (iv) specify the strike price per share at which shares may be purchased under an option will be determined by the Board of Directors and will be not less than the weighted average closing price for the five business days following the date on which the option is granted. In the event that the applicable Shares did not trade on such Business Days, the Strike Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such dates, and (v) to authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company, except as may be required by the TSX.

The Company's proposed Stock Option Plan authorizes the Directors of the Company, in their sole and absolute discretion, to grant incentive stock options to purchase common shares of the Company to any director, officer, employee or qualified consultant of the Company upon whose judgment, initiative and efforts the Company may rely for the successful conduct of its business. A copy of the Company's new Stock Option Plan will be made available for review by the shareholders of the Company at the Meeting. The Board of Directors of the Company unanimously recommends shareholders vote FOR approval of the stock option plan for the Company.

APPROVAL OF SHARES PROPOSED TO BE ISSUED TO THE CHIEF EXECUTIVE OFFICER

Management of the Company is seeking approval from disinterested shareholders to the potential grant of 392,500 shares of the Company's common shares, at no par value, to John Bovard, President and Chief Executive Officer and a Director of the Company.

Mr. Bovard was appointed President and Chief Executive Officer of the Company on April 2, 2002. To preserve cash in the short term for the development of the Company's potash project, pursuant to an employment agreement between Mr. Bovard and the Company and subject to regulatory and shareholder approvals, the Company has agreed to issue to Mr. Bovard, as part of his compensation package, 392,500 of the Company's common shares at no par value (the "Compensation Shares") on the one-year anniversary of his Commencement Date, provided that he continues to hold the position of President and Chief Executive Officer on such date. Pursuant to the policies of the TSX, disinterested shareholder approval, by way of ordinary resolution, is sought for the approval of the grant of the Compensation Shares. The Board of Directors of the Company unanimously recommends shareholders vote FOR approval of shares proposed to be issued to the Chief Executive Officer.

APPROVAL OF NEW COMPANY BYLAWS ESTABLISHED UNDER NEW BRUNSWICK CORPORATION ACT

As set forth in the attached Notice of Meeting, management of the Company proposes to seek by way of an ordinary resolution the approval of the adoption of By-Law 1A.

At the time of continuation of the Company under the Act, the Board of Directors adopted By-Law 1A, which is a general by-law governing the business and affairs of the Company By-Law 1A appears as Schedule "B" to this Information Circular and is substantially similar to, and replaces, By-Law No. 1, except as is necessary to take into account differences between New Brunswick and British Columbia law.

By-Law 1A sets out general regulations that govern the internal affairs of the Company, including the establishment of the following:

a) The quorum for meetings of directors and shareholders;

b) The manner of conducting meetings of directors and shareholders;

c) Signing authorities;

d) The duties of the officers of the corporation; and

e) The authority of designated persons to contract on behalf of the corporation.

The affirmative vote of a majority of the votes cast at the shareholder meeting at which a quorum is present is required to adopt By-Law 1A. The management representatives designated in the enclosed form of proxy intend to vote the common shares for which they have been appointed FOR the resolution adopting By-Law 1A unless the shareholder who has given such proxy directs that the shares be otherwise voted. The Board of Directors unanimously recommends a vote FOR the resolution to adopt By-Law 1A.

RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

As set forth in the attached Notice of Meeting, management of the Company proposes to seek by way of an ordinary resolution the reconfirmation of the Company's shareholder rights plan (the "Rights Plan").

The Rights Plan was originally adopted by the Company pursuant to the shareholder rights plan agreement dated as of July 17, 1996 between the Company and Pacific Corporate Trust Company, as Rights agent. The Rights Plan was approved by shareholders at the Company's 1996 Annual General Meeting.

Under the terms of the Rights Plan Agreement, the Rights Plan must be reconfirmed by shareholders at every third Annual General Meeting following the 1996 Annual General Meeting and, if not reconfirmed, will terminate and be of no further force and effect. The Rights Plan was last reconfirmed at the Company's 1999 Annual General Meeting.

Background and Purpose of the Rights Plan

The Rights Plan was adopted to address the concern that the Canadian securities regulatory framework may not provide adequate protection to the Company's shareholders in responding to an inadequate, unfair or coercive take-over bid for the Company's outstanding Common Shares.

Under existing Canadian law, a take-over bid is defined, in general terms, as an offer to acquire outstanding voting or equity securities of a company from persons or holders in Canada, which would result in the offeror and persons acting in concert with it holding 20% or more of the outstanding shares of that class. Where a take-over bid is made, the offeror is obliged to make that offer to all shareholders by way of a formal take-over bid circular, unless the take-over bid is exempt from those requirements. For example, exemptions are available to permit, in general terms, the purchase of shares from not more than 5 persons in private transactions at a price not exceeding 115% of the prevailing market price or the purchase through a stock exchange of not more than 5% of the outstanding shares in any 12 month period. Where a formal take-over bid is required to be made, securities legislation in Canada requires that the take-over bid remain open for acceptance for only 35 days.

Where a formal offer is made, the Board of Directors of the Company does not believe that the 35 day period is sufficient to permit the Board to evaluate and respond to that offer or to determine whether there may be and pursue other alternatives available to maximize shareholder value. As well, under existing law, an offeror may purchase a significant block of shares or obtain effective control of the Company through a series of off-shore or private transactions with specific shareholders or "creeping" purchases in the market without having to make an equivalent offer available to all shareholders. The Rights Plan is meant to encourage such an offeror to make a formal bid to all shareholders that reflect to true value of the shares and to discourage creeping take-overs or transactions in which a "control premium" is not shared with all shareholders. The Board believes that the Rights Plan will likely deter such unfair, coercive bid tactics and strategies that do not treat all shareholders fairly or equally.

Shareholder rights plans in a form substantially similar to the Rights Plan have been adopted by many other publicly held companies, have become common in Canada and generally accepted as an effective means of protecting the interests of shareholders. The absence of such a plan can be a significant detriment to the proper functioning of a Board of Directors in responding to any take-over bid that may be made.

Recent decisions of the Canadian securities regulatory authorities have held that a target company's Board will not be permitted to maintain a shareholder rights plan to prevent a party from making a successful bid, but will only allow a rights plan to remain in place so long as the Board is actively seeking alternatives to a take-over bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

In recent years, shareholder rights plans have proven effective in allowing a target Company's Board of Directors to gain time to seek alternatives to enhance shareholder value when faced with a bid which is considered inadequate, unfair or coercive and to minimize the risk of self-dealing or appropriation of value by a significant shareholder.

Operation of the Rights Plan

The following is a general summary of certain of the terms and conditions of the Rights Plan. Shareholders are encouraged to review the more detailed summaries of the Rights Plan previously disseminated by the Company and the specific terms and conditions of the Rights Plan Agreement, a copy of which is available upon request from the Company.

Under the Rights Plan, as of the close of business on July 17, 1996, one "Right" was issued, without charge, and attached to each Common Share then outstanding and to each Common Share subsequently issued. Eight trading days after a "Flip-In Event" occurs upon a person becoming an "Acquiring Person", each Right, other than those held by the Acquiring Person, will entitle the holder thereof to purchase from the Company Common Shares with a value (based on the then prevailing market price) equal to two times the Exercise Price. Effectively, the holder may purchase additional shares at a 50% discount to market. The initial Exercise Price under the Rights Plan was $100 (Cdn.). The Exercise Price, the number and kind of securities subject to purchase upon exercise of Rights and the number of Rights outstanding is subject to customary anti-dilution adjustments from time to time.

A person will become an "Acquiring Person" upon acquiring beneficial ownership of 20% or more of the outstanding Voting Shares of the Company. However, a person will not become an Acquiring Person if they exceed this 20% threshold as a result of a "Permitted Bid" or a "Voting Share Reduction", an "Exempt Acquisition" or a "Pro Rata Acquisition". These latter exceptions contemplate that the 20% threshold may be exceeded as a result of such things as a reduction in the total number of outstanding shares, a stock dividend or distribution, certain rights offerings, in connection with certain private placements or the conversion or exchange of other securities, among other things.

The Rights trade together with the Common Shares of the Company and are not separable nor are they exercisable until the "Separation Time", being the close of business on the eighth trading day following the earlier of (i) the date of the first public announcement made by the Company or an Acquiring Person that a person has become a Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) which, if successfully completed, would result in such person becoming an Acquiring Person. However, the Rights will not separate and be exercisable if, prior to that time the take-over bid expires or is cancelled, terminated or otherwise withdrawn, or if the Board waives the application of the Rights Plan.

Under the terms of the Rights Plan, a Permitted Bid is a formal bid made by way of a take-over bid circular where the offer is open for acceptance by all shareholders for a minimum of 60 days and also contains an irrevocable condition that if more than 50% of the Common Shares not beneficially owned by the offeror and certain related parties are deposited under the bid, the bid will be extended for at least

10 business days on the same terms. A person or group that seeks to acquire more than or that presently holds over 20% of the outstanding shares of the Company will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute their holdings unless they proceed by way of a Permitted Bid or approach the Board with a view toward negotiating the waiver of the Rights Plan. The Permitted Bid provisions of the Rights Plan are designed to make it more likely that, in any take-over bid, all shareholders are given adequate time to properly assess the bid on a fully informed basis, are treated equally and receive the maximum available value for their investment.

Reconfirmation

The reconfirmation of the Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over bid or to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company. A "Permitted Bid" may be made and taken directly to the shareholders of the Company without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Further, the adoption of the Rights Plan does not in any way derogate from or lessen the fiduciary duties of the Board to give due and proper consideration to any offer (whether or not it is a Permitted Bid) that is made, and exercise its discretion whether to waive the application of the Rights Plan to an offer or to redeem the Rights, and to act honestly, in good faith and with a view to the best interests of the Company and all of its shareholders.

The Rights Plan is designed so that the Board may play an active role in respect of any formal take-over bid. The Permitted Bid provisions have the effect of encouraging a bidder to approach the Board at an early stage, with a view towards negotiating an agreement on an acceptable offer. This is largely achieved by giving the Board the authority to waive the dilutive effect of a particular Flip-In Event, or to redeem the outstanding Rights. Either action by the Board would effectively permit a bid which would not otherwise qualify as a Permitted Bid to proceed, unimpeded by the Rights Plan. The Board believes that, in most cases, encouraging potential bidders to negotiate with the Board should result in a higher price being paid to obtain control of the Company.

Where a person holds more than 20% of the outstanding Common Shares, the Rights Plan will restrict that person from increasing their holdings other than by way of a Permitted Bid, Exempt Acquisition or Pro Rata Acquisition. If such a holder wishes to sell 20% or more of its shares, the Rights Plan will also make it difficult for such person to extract from the purchaser a control premium for those shares without triggering the dilutive effects of the Rights Plan.

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution to reconfirm the Rights Plan. To be effective this resolution must be approved by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the Meeting.

The Board of Directors of the Company unanimously recommends shareholders vote FOR reconfirmation of the Rights Plan. Olympus Capital Holdings Asia I, L.P. has advised the Board that it presently intends to vote in favour of such resolution.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form or proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to the Company has been furnished by the Company.

The contents and the sending of this Information Circular and related material to shareholders have been approved by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (British Columbia)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Company's shareholders.

DATED this 24th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF ASIA PACIFIC RESOURCES LTD.

"JOHN BOVARD"
JOHN BOVARD
President and Chief Executive Officer

SCHEDULE "A" TO THE INFORMATION CIRCULAR OF

ASIA PACIFIC RESOURCES LTD.

Following is the text of the resolutions to be voted on by the shareholders of the Company at its annual and special general meeting to be held Friday, June 28, 2002.

Appointment of Auditors

"RESOLVED, by ordinary resolution, that Deloitte & Touche, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed."

Authorization of Directors to Fix Remuneration of Auditors

"RESOLVED, by ordinary resolution, that the Directors of the Company are authorized to fix the remuneration of the auditors at their sole discretion."

Determination of Number of Directors

"RESOLVED, by ordinary resolution, that the number of directors be fixed at seven (7)."

Authorization of Stock Option Plan

"RESOLVED, by ordinary resolution of the disinterested shareholders, that the Directors of the Company be authorized to implement the Stock Option Plan as described in the Information Circular of the Company and, specifically, (i) to fix the maximum number of common shares for which options may be granted under the Stock Option Plan up to 10% of the issued and outstanding common shares of the Company; (ii) to specify that the options issued pursuant to the Stock Option Plan are non-transferable; (iii) to specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 2% of the issued and outstanding share capital of the Company, (iv) specify the strike price per share at which shares may be purchased under an option will be determined by the Board of Directors and will be not less than the weighted average closing price for the five business days following the date on which the option is granted. In the event that the applicable Shares did not trade on such Business Days, the Strike Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such dates, and (v) to authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company, except as may be required by the TSX.

Authorization of Compensation Shares

"RESOLVED, by ordinary resolution of disinterested shareholders, that the Compensation Shares as described in the Information Circular of the Company be and are hereby ratified and approved for issuance to John Bovard subject to regulatory approval and the terms and conditions of the Employment Agreement as defined therein."

Approval of the Adoption of By-Law 1A

"RESOLVED, by ordinary resolution, that By-Law 1A, in the form as attached to the Information Circular of the Company as Schedule "B", is hereby ratified and approved."

Approval of Reconfirmation of Shareholders Rights Plan

"RESOLVED, by ordinary resolution, that the Shareholders Rights Plan as described in the Information Circular of the Company be and is hereby ratified and confirmed."

SCHEDULE 'B' TO THE INFORMATION CIRCULAR OF

ASIA PACIFIC RESOURCES LTD.

ASIA PACIFIC RESOURCES LTD

BY-LAW NUMBER 1A

A by-law relating generally to the regulation of the affairs of ASIA PACIFIC RESOURCES LTD.

BE IT ENACTED AND IT IS HEREBY ENACTED as by-law Number 1A of ASIA PACIFIC RESOURCES LTD. (hereinafter called the "Corporation") as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act*, Statutes of New Brunswick, 1981, c.B-9.1, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(b) "articles" means the articles, as from time to time amended, of the Corporation;

(c) "by-law" means any by-laws of the Corporation from time to time in force and effect;

(d) "director" means an individual occupying the position of director of the Corporation and "directors", "board of directors" and "board" includes a single director;

(e) "unanimous shareholder agreement" means an agreement as described in subsection 99(2) of the Act or a declaration of a shareholder described in subsection 99(3) of the Act;

(f) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(g) the headings used in any by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(h) any term contained in any by-law which is defined in the Act shall have the meaning given to such term in the Act.

REGISTERED OFFICE

2. The Corporation may from time to time by resolution of the board of directors change the location of the address of the registered office of the Corporation to another place within New Brunswick.

CORPORATE SEAL

3. The Corporation may have one or more corporate seals which shall be such as the board of directors may adopt by resolution from time to time.

DIRECTORS

4. *Number and Powers*. There shall be a board of directors consisting of such fixed number of directors as may be set out in the articles or as may be determined as prescribed by the articles, or failing that, as specified by by-law. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, any

unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner

5. *Vacancies*. If the number of directors is increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of paragraph 10 of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 69(2) of the Act. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

6. *Duties*. Every director and officer of the Corporation in exercising his powers and discharging his duties shall

(a) act honestly and in good faith; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,

in the best interests of the Corporation.

7. *Qualification*. Every director shall be an individual nineteen (19) or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt or who has been convicted of an offence under the Criminal Code, chapter C-34 of the Revised Statutes of Canada, 1970, as amended from time to time, or the criminal law of any jurisdiction outside of Canada, in connection with the promotion, formation or management of a corporation or involving fraud (unless three (3) years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or unless the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed hereby ceases upon a pardon being granted) shall be a director.

8. *Term of Office*. A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

9. *Vacation of Office*. The office of a director shall if so facto be vacated if

(a) he dies;

(b) by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c) he is removed from office in accordance with section 67 of the Act; or

(d) he ceases to be qualified to be a director.

10. *Election and Removal.*

(A) Directors shall be elected by the shareholders by ordinary resolution in general meeting on a show of hands unless a poll is demanded and if a poll is demanded such election shall be by ballot. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected. A director, if qualified, is eligible for re-election.

(B) Subject to sections 65 and 67 of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or a special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

(C) Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

(D) A separate vote of shareholders shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two (2) or more persons to be elected by a single resolution.

(E) If a shareholder has voted for more than one candidate without specifying the distribution of his votes among the candidates, he shall be deemed to have distributed his votes equally among the candidates for whom he voted.

(F) If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

(G) A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

11. *Validity of Acts.* An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

MEETINGS OF DIRECTORS

12. *Place of Meeting.* Subject to the articles, meetings of directors may be held at any place within or outside New Brunswick as the directors may from time to time determine or as the person convening the meeting may give notice. A meeting of the directors may be convened by the chairman of the board (if any), the president or any director at any time. The secretary shall upon direction of any of the foregoing officers or director convene a meeting of the directors.

13. *Notice.*

(A) Notice of the time and place of each meeting of the board shall be given in the manner provided in paragraph 63 herein to each director.

(a) not less than ten (10) days before the time when the meeting is to be held, if the notice is mailed, or

(b) not less than seventy-two (72) hours before the time when the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication, such as facsimile transmission, voice-mail or electronic-mail,

provided that meetings of the directors may be held at any time without notice if all the directors have waived notice.

(B) For the first meeting of the board of directors to be held immediately following the election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

(C) A notice of a meeting of directors shall specify any matter referred to in subsection 73(2) of the Act that is to be dealt with at the meeting but, unless a by-law otherwise provides, need not otherwise specify the purpose of or the business to be transacted at the meeting.

14. *Waiver of Notice.* Notice of any meeting of the directors or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable, telex or facsimile transmission addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

15. *Telephone Participation.* A director may participate in a meeting of directors or of a committee of directors by means of such telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.

16. *Adjournment.* Any meeting of the directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

17. *Quorum and Voting.* Subject to the articles, a majority of directors shall constitute a quorum for the transaction of business at any meeting of directors. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute a meeting.

18. *Resolution in lieu of meeting.* A resolution in writing, signed by all the directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the proceedings of the directors or such committee of directors.

19. *Deemed Consent of Director Present at Meeting.* A director who is present at a meeting of directors or committee of directors is deemed to have consented to any resolution passed or action taken thereat unless he:

(a) requests that his dissent be or his dissent is entered in the minutes of the meeting;

(b) sends his written dissent to the secretary of the meeting before the meeting is terminated; or

(c) sends his dissent by registered mail or delivers to the registered office of the Corporation immediately after the meeting is terminated.

REMUNERATION OF DIRECTORS

20. Subject to the articles or any unanimous shareholder agreement, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the corporation who is also a member of the board of directors. The directors may also be resolution

award special remuneration to any director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

21. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

22. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee of the Corporation or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board of directors for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen to the Corporation in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall

perform services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

23. *Indemnities*. Subject to section 81 of the Act, except in respect of an action by or on behalf of the Corporation or Another Body Corporate (as hereinafter defined) to procure a judgement in its favour, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of Another Body Corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or Another Body Corporate, as the case may be, if

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

"Another Body Corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor.

24. *Insurance*. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in paragraph 25 as the board may, from time to time, determine.

OFFICERS

25. *Appointment of Officers*. Subject to the articles or any unanimous shareholder agreement, the directors may appoint a chairman of the board, a chief executive officer, president and a secretary and, if deemed advisable, may also appoint one or more vice-presidents, a treasurer and one or more assistant secretaries and one/or more assistant treasurers. None of such officers, except the chairman of the board, need be a director of the Corporation. Any two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of secretary and treasurer he may, but need not, be known as the secretary-treasurer. The directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

26. *Remuneration and Removal of Officers.* Subject to the articles or any unanimous shareholder agreement, the remuneration of all officers, employees and agents appointed by the directors may be determined from time to time by resolution of the directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The directors may by resolution remove any officer, employee or agent at any time, with or without cause.

27. *Duties of Officers may be Delegated.* In the case of the absence or inability or refusal to act of any officer of the Corporation or for any reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

28. *Chairman of the Board.* The chairman of the board (if any) shall, if present, preside at all meetings of the directors. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors.

29. *President.* The president (if any) of the Corporation shall exercise general supervision over the business, affairs, and operations of the Corporation and such other duties as the board may specify from time to time.

30. *Vice-President.* The vice-president (if any) or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors.

31. *Secretary.* The secretary shall give or cause to be given notices for all meetings of the directors or committees thereof (if any) and of shareholders when directed to do so, and shall have charge, subject to the provisions of paragraphs 35 and 55 hereof, of the records referred to in section 18 of the Act and of the corporate seal or seals (if any). He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers an duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

32. *Treasurer.* Subject to the provisions of any resolution of the directors, the treasurer (if any) shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give

such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require, but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

33. *Assistant Secretary and Assistant Treasurer.* The assistant secretary or, if more than one, the assistant secretaries in order of seniority, and the assistant treasurer or, if more than one, the assistant treasurers in order of seniority (if any), shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer as the case may be. The assistant secretary or assistant secretaries, if more than one, and the assistant treasurer or assistant treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

34. *Vacancies.* If the office of chairman of the board, president, vice-president, secretary, assistant secretary, treasurer, assistant treasurer, or any other office created by the directors pursuant to paragraph 27 hereof, shall be or become vacant by reason of death, resignation, removal or in any other manner whatsoever, the directors may, subject to paragraph 27 hereof, appoint another person to fill such vacancy.

COMMITTEES OF DIRECTORS

35. The directors may from time to time appoint from their number one or more committees of directors consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subjection 73(2) of the Act. Unless otherwise ordered by the directors, a committee of directors shall have power to fix its quorum, elect its chairman and regulate its proceedings. All such committees shall report to the directors as required by them.

SHAREHOLDERS' MEETING

36. *Annual Meeting.* subject to compliance with section 85 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.

37. *Special Meetings.*

(A) Special meetings of the shareholders may be convened by order of the chairman of the board, the chief executive officer, the president or a vice-president or by the directors, to be held at such time and place as may be specified in such order.

(B) Shareholders holding between them not less than ten percent (10%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and the registered office of the Corporation.

(C) Except as otherwise provided in subsection 96(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause such meeting to be called by the secretary of the Corporation.

(D) If the directors do not, within twenty-one (21) days after receiving such requisition call such meeting, any shareholder who signed the requisition may call the meeting.

38. *Place of Meetings*. Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within New Brunswick as the directors by resolution may determine. Notwithstanding the foregoing, a meeting of shareholders of the Corporation may be held outside New Brunswick if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside New Brunswick is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. Notwithstanding either of the foregoing sentences, meetings of shareholders may be held outside New Brunswick at one or more places specified in, or designated in accordance with, the articles.

39. *Notice.*

(A) Subject to the articles or a unanimous shareholder agreement, a printed, written or typewritten notice stating the day, hour, place of meeting, the general nature of the business to be transacted and, if special business is to be transacted thereat, stating

(a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

(b) the text of any special resolution to be submitted to the meeting.

shall be sent to each person who is entitled to notice of such meeting and who on the record date for notices appears on the records of the Corporation or its transfer agent as a shareholder and to each director of the Corporation and the auditor of the Corporation, if any, personally, by sending such notice by prepaid mail or in such other manner as provided by by-law for the giving of notice, not less than twenty-one (21) days nor more than fifty (50) days before the meeting. If such notice is sent by mail it shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the secretary.

(B) The auditor of the Corporation, if any, is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

40. *Waiver of Notice.* A meeting of shareholders may be held for any purpose at any time and, subject to section 84 of the Act, at any place without notice if all the shareholders entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholders, any directors or the auditor of the Corporation in writing, by telegram, cable, telex or facsimile addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

41. *Omission of Notice.* The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

42. *Record Date.*

(A) The directors may by resolution fix in advance a date as the record date for the determination of shareholders

(a) entitled to receive payment of a dividend;

(b) entitled to participate in a liquidation distribution; or

(c) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than fifty (50) days the particular action to be taken.

(B) The directors may by resolution also fix in advance the date as the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held.

(C) If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholder shall be

(i) at the close of business on the day immediately preceding the day on which the notice is given; or

(ii) if no notice is given, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose, other than that specified in subparagraph (a) above or to vote, shall be at the close of business on the day on which the directors pass the resolution relating thereto.

43. *Voting.*

(A) Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a poll at which he is entitled to vote, every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one(1) vote for every share registered in his name.

(B) Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting. a shareholder or proxyholder may demand a ballot either before or after any vote by show of hands. In case of an equality of votes the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

(C) At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

(D) In the absence of the chairman of the board, the chief executive officer, the president and every vice-president, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders or proxyholders present shall choose one of their number to be chairman.

(E) If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or at an adjourned meeting as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

(F) Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

(G) Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, and subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

(H) Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

44. Proxies.

(A) A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, none of whom are required to be a shareholder of the Corporation, which proxyholders shall have all the rights of the shareholder to attend and act at the meeting in the place and stead of the shareholder except to the extent limited by the proxy.

(B) An instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

(C) Unless the Act requires another form, an instrument appointing a proxyholder shall be in the form determined by the directors from time to time.

45. *Time for Deposit of Proxies.* The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours excluding Saturdays and holidays before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

46. *Deposit of Proxies.* The directors may from time make regulations regarding the depositing of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be sent by means of wire or wireless or any other form of transmitted or recorded communication or in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so deposited may be voted upon as though the proxies themselves were deposited with the Corporation at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept wire or wireless or any other form of

transmitted or recorded or written communication as to the authority of any person claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

47. *Adjournment.*

(A) The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than sixty (60) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earlier meeting that is adjourned. If an meeting of shareholders is adjourned by one or more adjournments for an aggregate of sixty (60) days or more, notice of the adjourned meeting shall be given as for an original meeting.

(B) Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the opening thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the opening of the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

48. *Quorum.* All of the shareholders or holders of at least 20% of the shares entitled to vote at the meeting, whichever number be the lesser, personally present or represented by proxy, shall constitute a quorum of any meeting of shareholders or of any class of shareholders. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transactions of such business. If a quorum is not present at the time appointed for a meeting of shareholders or within such reasonable time thereafter as the shareholders present may determine, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business and the provisions of paragraph 39 of this by-law with regard to notice shall apply to such adjournment.

49. *Resolution in Lieu of Meeting.* A resolution in writing signed by all the shareholders or signed counterparts of such resolution by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the meetings of shareholders.

SHARES AND TRANSFERS

50. *Issuance.* Subject to the articles, any unanimous shareholder agreement and to section 27 of the Act, shares in the Corporation may be issued at such times and to such persons or classes of persons and, subject to sections 23 and 24 of the Act, for such consideration as the directors may determine.

51. *Certificates*. Share certificates (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with section 47 of the Act) be in such form and be signed by such director(a) or officer(s) as the directors may from time to time by resolution determine. Such certificates shall be signed manually by at least one director or officer of the corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, and any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer at the date of its issue.

52. *Registrar and Transfer Agent*. The directors may from time to time by resolution appoint or remove one or more registrars and/or branch registrars (which may but need not be the same person) to keep the share register and/or one or more transfer agents and/or branch transfer agents (which may but need not be the same person) to keep the register of transfers, and (subject to section 48 of the Act) may provide for the registration of issues and the registration of transfers of the shares of the Corporation in one or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the shares of the Corporation for which they are so appointed. All certificates issued after any such appointment representing shares issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

53. *Replacement of Share Certificates*. The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

DIVIDENDS

54. *Declaration of Dividends*. Subject to the Act, the directors may from time to time by resolution declare and the Corporation may pay dividends on the issued and outstanding shares in the capital of the Corporation subject to the act and to the provisions (if any) of the articles of the Corporation.

55. *Dividend Cheques*. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing

of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

56. *Non-receipt of Cheques.* In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement or expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

57. *Record Date for Dividends and Rights.* The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

58. *Unclaimed Dividends.* Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

VOTING SECURITIES IN OTHER BODIES CORPORATE

59. *Voting.* All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICE

60. *Method of giving notice.* Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under any provision of the Act, the Articles or by-laws shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his latest address as shown in

the records of the Corporation or if mailed by prepaid ordinary mail or air mail in a sealed envelope addressed to him at his latest address as shown in the records of the Corporation or if sent to such person, at the latest applicable number for such person as shown in the records of the Corporation, by any means of wire or wireless or any other form of transmitted or recorded communication. The secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him to be reliable. A notice, communication or document so delivered shall be deemed to have been given when it is delivered personally or at the address aforesaid. A notice, communication or document so mailed shall be deemed to have been given on the date it is deposited in a post office or public letter box. A notice sent by any means of wire or wireless or any other form of transmitted or recorded communications shall be deemed to have been given on the day on which it is transmitted.

61. *Shares registered in more than one name.* All notices or other documents required to be sent to a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

62. *Persons becoming entitled by operation of law.* Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been given to the person or persons from whom he derives his title to such shares.

63. *Deceased Shareholder.* Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

64. *Signatures to Notices.* The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

65. *Computation of Time.* Where a given number of days' notice extending over any period is required to be given under any provisions of the articles of by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

66. *Proof of Service*. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as a to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

67. *Signing Authority*. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

68.

(A) All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

(B) All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

69.

(A) Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the chairman of the board, the chief executive officer, the chief financial officer, the president, a vice-president, the secretary or the treasurer and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors shall have power from time to time by resolution to appoint any officer or officers, or any person or persons, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

(B) The corporate seal of the Corporation, if any, may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board of directors but any such contract, document or instrument is not invalid merely because the corporate seal, if any, is not affixed thereto.

(C) The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or person, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings.

(D) In particular without limiting the generality of the foregoing the chairman of the board, the chief executive officer, the president or a vice-president and the secretary or the treasurer shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

(E) The signature or signatures of the chairman of the board, the chief executive officer, the chief financial officer, the president, a vice-president, the secretary, the treasurer and assistant secretary or an assistant treasurer or any director of the corporation and/or of any other officer or officers, person or persons, appointed as aforesaid by resolution of the board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures or other securities of the corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the directors shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation.

AUDITOR

70. *Appointment.* At each annual meeting of the shareholders of the Corporation an auditor may be appointed for the purpose of auditing and verifying the accounts of the

Corporation for the then current year and his report shall be submitted at the next annual meeting of the shareholders. The auditor shall not be a director or an officer of the Corporation. Unless fixed by the meeting of shareholders at which he is appointed, the remuneration of the auditor shall be determined from time to time by the directors.

FISCAL YEAR

71. *Termination Date.* The fiscal period of the Corporation shall terminate on such day in each year as the directors may from time to time by resolution determine.

BORROWING

72. *General Borrowing.* The directors may from time to time:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

73. *Terms and Conditions of Borrowing.* The directors may from time to time authorize any director or directors, or officer or officers, of the Corporation, to make arrangements with reference to the money borrowed or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional securities for any moneys borrowed or remaining due by the Corporation as the directors of the Corporation may authorize, and generally to manage, transact and settle the borrowing of money by the Corporation.

PREVIOUS BY-LAW

74. *Repeal of By-Laws.* Upon this by-law coming into force, all prior by-laws presently in force other than by-laws relating to the borrowing powers of the Corporation are repealed provided that such repeal shall not affect the previous operation of such by-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred or the validity of any contract or agreement made pursuant to any such by-laws prior to their repeal. all officers and persons acting under such by-laws so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board passed under such repealed by-laws shall continue to be good and valid except to the extent that they are inconsistent with this by-law or until amended or repealed.

* * * * * * * * * * * * * * * * * * * *

WITNESS the corporate seal of the Corporation this 2nd day of April, 2002.

"John Bovard"
CHIEF EXECUTIVE OFFICER

"Peter Wong"
SECRETARY

Asia Pacific Resources Ltd.

Report to Shareholders

2001 was once again a difficult year for the Company with little tangible progress made to unlock the intrinsic value of the Udon potash deposits in north-east Thailand. However, since financial year end, Asia Pacific's affairs have turned for the better, with conversion of the debentures to equity and the completion of the subsequent rights offering. Now Asia Pacific is debt-free and has adequate working capital to move ahead once more. Asia Pacific has also gained a valued shareholder, Olympus Capital Holdings Asia, whose interest and support will be important to our future.

Before reporting on the Company's program, we should first thank Mr. Robert G. Connochie, until recently Asia Pacific's Chairman and CEO, and acknowledge his efforts and those of the management team during a particularly turbulent time. Mr. Connochie continues to serve you as a Director. With that one exception, the Company now has a new Board of Directors, including myself as your President and CEO, each of whom brings skills and experience in their particular fields of mining, potash marketing or finance. In addition, we have decided as a Board to separate the functions of Chairman and CEO in the interests of good corporate governance, and will be naming our new Chairman shortly.

Since the closing of the rights offering, your Board has been assessing the best way forward for the Company. Directors are acutely aware of the significant decline in the price of the Company's shares in recent years and, as a consequence, are seeking to develop a credible plan for the restoration of shareholder value – one that recognises not only the value implicit in the Udon potash resource but also the constraints, both financial and commercial, that Asia Pacific must realistically accommodate.

The large, high grade Udon resource lies in the heart of the growing markets for potash throughout Asia and is arguably the best undeveloped potash deposit in the world at present. Studies to date have indicated that underground mining conditions will be good, and that processing the ore through to final product will be straightforward, based on proven technology and accepted international environmental, health and safety standards.

The Feasibility Study completed by Kilborn Western in 1998, is based on the development of the Udon South (formerly called the "Somboon") deposit, producing 2.0 million tonnes / year of world quality product. The Board has concluded that starting at this production rate is not only beyond Asia Pacific's realistic financial capacity but may also be at odds with orderly market development. A staged project development that preserves the potential for subsequent expansion up to 2.0 million tonnes / year and beyond may give better shareholder value.

Scoping studies are now underway to assess the optimum staged development based on:

- Prudent capital cost within APR's financial capacity to fund, both equity and debt,
- Orderly development of a reasonable share of the growth markets for potash in Asia, with due allowance for the time that it takes to develop long-term customer relationships,
- Progressive development of APR's technical and operating skills, and training for the predominantly Thai work force,

- Competitiveness within the global potash mining industry, benchmarked against producers in Saskatchewan in particular,
- Viability of each stage on a 'stand alone' basis, independent of further expansion, and
- Return to shareholders commensurate with overall project risks.

The optimum development concept is anticipated to be defined towards the end of this year.

The Company currently holds a number of Exploration Licences under the overall Concession Agreement with the Thai Government. Securing a Mining Lease is the final step to be taken to obtain mining rights.

Our application for a Mining Lease is awaiting the amendments to the existing Minerals Law in Thailand which would bring that Minerals Law into line with international standards for underground mining. At the time of this Report the Joint Committee of both Houses of Parliament had declared they had agreed on the final wording of the proposed amendments and hence passage of the Bill is expected shortly.

The project geological resources and physical and environmental setting are now technically well defined and little fieldwork has therefore been required this year other than the ongoing environmental monitoring program.

The Environmental Impact Assessment (EIA) for the South deposit has been approved by the Thai Government, and the EIA for the North deposit is in preparation.

The mine area is overlain mainly by small rice farms which produce low income. The village people are concerned as to anything that may affect their income in either a positive or negative way. The concept of deep underground potash mining and processing, while practiced in a number of countries without significant environmental impacts, is new in Thailand. The Company has commenced a major program to explain to the villagers in the area, in layman's terms, the sophisticated scientific data and environmental management principles contained in the EIA.

The benefits of job creation and payment of royalties which will be shared with local administrative units (Tambons) in this relatively depressed region will also be explained more clearly. This work will be done in conjunction with the Thai Government who holds a 10% free carried interest in the operating company, Asia Pacific Potash Corporation.

Implementation of community relations in the field and the determination of the optimum staged development of the project have already begun. Progress on these will be combined with an enhanced program of Investor Relations during the months to come so that shareholders can measure for themselves how the Company is advancing their interests.

On behalf of the Board of Directors,

John Bovard
President and Chief Executive Officer

Auditors' Report and Consolidated Financial Statements

ASIA PACIFIC RESOURCES LTD.

February 28, 2002 and 2001

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at February 28, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended February 28, 2002 and the period from inception, January 26, 1986 to February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two year period ended February 28, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2000 and for the period from inception, January 26, 1986, to February 29, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2002 and for the period from inception, January 26, 1986 to February 28, 2002 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
May 3, 2002

Deloitte
Touche
Tohmatsu

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Balance Sheets

February 28, 2002 and 2001
(Expressed in Canadian dollars)

		2002		2001
ASSETS				
CURRENT				
Cash	$	739,282	$	1,010,880
Accounts receivable		71,749		570,428
Due from affiliated companies		-		291,798
Prepaid expenses		69,140		72,238
Deferred financing costs (Note 6 (c))		117,763		-
Other current assets		24,246		85,669
		1,022,180		2,031,013
INVESTMENT IN POTASH CONCESSION (Note 3)		85,292,873		84,322,317
DEPOSIT (Note 3)		264,384		-
INVESTMENT IN LAND (Note 4)		7,869,915		7,847,522
DEFERRED FINANCING COSTS		-		43,006
DEFERRED FOREIGN CURRENCY TRANSLATION LOSSES		-		1,303,900
CAPITAL ASSETS (Note 5)		153,339		204,779
	$	94,602,691	$	95,752,537
LIABILITIES				
CURRENT				
Accounts payable and accrued charges	$	1,065,201	$	242,916
Convertible debentures (Note 6 (a))		39,184,920		37,273,734
Interest payable on convertible debentures (Note 6 (b) and (c))		25,100,617		19,103,097
Current portion of future income taxes		-		198,184
Promissory notes payable (Note 6 (d))		800,000		-
		66,150,738		56,817,931
FUTURE INCOME TAXES (Note 8)		16,348,459		16,348,459
		82,499,197		73,166,390
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		75,236,994		72,179,535
Equity component of convertible debentures (Note 6 (a))		4,985,439		4,985,439
Deficit		(68,118,939)		(54,578,827)
		12,103,494		22,586,147
	$	94,602,691	$	95,752,537

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

(Signed) John Bovard — John Bovard, Director

(Signed) Robert G. Connochie — Robert G. Connochie, Director

See accompanying notes to the consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Loss and Deficit

Years ended February 28, 2002 and 2001 and February 29, 2000
(Expressed in Canadian dollars)

	Cumulative from inception to February 28, 2002	2002	2001	2000
INTEREST AND OTHER INCOME	$ 3,780,774	$ **32,873**	$ 172,825	$ 197,465
EXPENSES				
Accounting and legal	1,603,715	**370,243**	267,824	152,527
Amortization of capital assets	591,891	**72,226**	110,785	115,918
Amortization of deferred financing costs	2,805,840	**404,741**	517,100	1,222,052
Consulting	3,475,157	**943,226**	327,031	311,866
Interest and bank charges	34,716,866	**8,235,045**	12,068,490	9,353,226
Recovery of prior years' accrued finance costs (Note 6 (e))	(2,755,598)	**(2,755,598)**	-	-
Office and miscellaneous	2,934,745	**311,334**	428,658	400,067
Promotion and travel	5,259,697	**390,267**	912,160	839,339
Rent	1,043,110	**164,036**	157,245	188,580
Salaries	9,308,321	**1,846,596**	1,352,615	1,552,914
Transfer fees and filing costs	636,584	**71,596**	71,703	36,102
	59,620,328	**10,053,712**	16,213,611	14,172,591
LOSS BEFORE THE UNDERNOTED ITEMS	(55,839,554)	**(10,020,839)**	(16,040,786)	(13,975,126)
FOREIGN EXCHANGE (LOSS) GAIN	(5,759,016)	**(3,717,457)**	(889,631)	956,032
LOSS ON SALE OF INVESTMENTS	(1,806,532)	-	-	-
WRITE-DOWN OF INVESTMENTS	(4,380,918)	-	-	-
WRITE-OFF OF INTEREST IN MINERAL CLAIMS	(715,920)	-	-	-
SHARE OF NET LOSS ON EQUITY INVESTMENT	(701,190)	-	-	-
LOSS BEFORE INCOME TAXES	(69,203,130)	**(13,738,296)**	(16,930,417)	(13,019,094)
INCOME TAX RECOVERY (EXPENSE) (Note 8)				
Current	783,379	-	(25,804)	31,866
Future	2,475,613	**198,184**	523,768	1,237,806
NET LOSS FOR THE PERIOD	(65,944,138)	**(13,540,112)**	(16,432,453)	(11,749,422)
DEFICIT, BEGINNING OF PERIOD	-	**(54,578,827)**	(38,146,374)	(26,396,952)
DIVIDEND IN KIND (Note 14)	(2,174,801)	-	-	-
DEFICIT, END OF PERIOD	$ (68,118,939)	$ **(68,118,939)**	$ (54,578,827)	$ (38,146,374)
LOSS PER SHARE		$ **(0.23)**	$ (0.30)	$ (0.22)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		**58,444,181**	54,467,705	52,794,264

See accompanying notes to the consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
Years ended February 28, 2002 and 2001 and February 29, 2000
(Expressed in Canadian dollars)

	Cumulative from inception to February 28, 2002	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (65,944,138)	$ (13,540,112)	$ (16,432,453)	$ (11,749,422)
Items not involving cash				
Accretion of liability component of convertible debentures	7,704,024	95,486	1,671,879	3,951,102
Interest payable on convertible debentures	23,379,104	5,173,856	10,395,176	4,971,924
Amortization of capital assets	591,891	72,226	110,785	115,918
Amortization of deferred financing costs	2,805,840	404,741	517,100	1,222,052
Amortization of deferred foreign currency translation loss (gain)	2,318,596	3,119,600	76,792	(860,491)
Loss on sale of investments	1,829,616	-	23,084	-
Write-down of investments	4,380,918	-	-	-
Write-off of interest in mineral claims	715,920	-	-	-
Share of net loss on equity investment	701,190	-	-	-
Foreign exchange loss	1,721,513	823,664	644,350	214,945
Future income tax recovery	(2,475,613)	(198,184)	(523,768)	(1,237,806)
	(22,271,139)	(4,048,723)	(3,517,055)	(3,371,778)
Change in non-cash operating working capital items (Note 9)	(975,317)	1,677,284	(120,770)	(258,063)
	(23,246,456)	(2,371,439)	(3,637,825)	(3,629,841)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of share capital	73,205,433	3,057,459	-	6,023,203
Deferred financing costs	(479,498)	(479,498)	-	-
Convertible debentures, issued for cash	37,064,808	-	-	-
Convertible debentures issue costs	(2,885,028)	-	-	-
Proceeds from promissory note	800,000	800,000	-	-
	107,705,715	3,377,961	-	6,023,203
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets	(1,013,805)	(20,787)	(29,554)	(52,403)
Net proceeds on sale of assets	355,539	-	292,473	2,040
Investment in Metro Resources Company Ltd.; less cash acquired at acquisition	(43,939,630)	-	-	-
Investment in land	(6,617,561)	(22,393)	(47,896)	(891,371)
Investment in potash concession	(23,401,703)	(970,556)	(1,401,747)	(1,286,161)
Deposit	(264,384)	(264,384)	-	-
Purchase of investments	(12,077,910)	-	-	-
Proceeds on sale of investments	3,880,897	-	-	-
Mineral claims expenditures	(641,420)	-	-	-
	(83,719,977)	(1,278,120)	(1,186,724)	(2,227,895)
NET CASH INFLOW (OUTFLOW)	739,282	(271,598)	(4,824,549)	165,467
CASH POSITION, BEGINNING OF PERIOD	-	1,010,880	5,835,429	5,669,962
CASH POSITION, END OF PERIOD	$ 739,282	$ 739,282	$ 1,010,880	$ 5,835,429
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments for interest		$ -	$ -	$ 6,706
Cash receipts for interest		$ 45,230	$ 169,916	$ 569,246
Cash payments for taxes		$ -	$ 25,804	$ 14,025

See accompanying notes to the consolidated financial statements.

(Expressed in Canadian dollars)

1. CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the year ended February 28, 2002, the Company incurred a net loss of $13,540,112 (2001 - $16,432,453) and at February 28, 2002 has a working capital deficit of $65,128,558. As described in Notes 6 and 16, subsequent to February 28, 2002, the Company issued 69,160,265 common shares and warrants in connection with a rights offering for proceeds of $13.8 million and 312,971,396 common shares on conversion and settlement of the convertible debentures and related interest payable. These transactions resulted in a change in control of the Company.

Continuation of the Company as a going concern is dependent upon its ability to raise additional funds to complete development of its potash concession and ultimately the achievement of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Specific accounting policies are as follows:

(a) Basis of consolidation

The financial statements include the accounts of the Company's subsidiary, Asia Pacific Potash Corporation ("APPC"), a company which holds a potash concession in Thailand (Note 3). Of the Company's 90% beneficial interest in APPC, 27.5% is held through a wholly-owned subsidiary, Metro Resources Company Ltd. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Property and equipment

Equipment is stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Furniture, fixtures and computer equipment	5 years
Exploration equipment	5 years
Vehicles	5 years
Leasehold improvements	Over the lease term

(c) Deferred financing costs

Deferred financing costs consist of financing expenditures related to the convertible debentures (Note 6). These costs were deferred and amortized over the original and extended term of the debentures.

(d) Foreign currency translation

Foreign currency monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings except for unrealized foreign exchange gains and losses on convertible debentures, which are deferred and amortized to earnings over the term of the debentures.

(e) Potash concession

The Company is capitalizing all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations. Provision will be made, where considered necessary, for permanent declines in the value of the property.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) *Stock options*

The Company provides options to directors, officers, employees and others to buy shares of the Company, thereby allowing them the opportunity to participate in the progress of the Company. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by the Company on the exercise of stock options is credited to share capital.

(g) *Loss per share*

In the year ended February 28, 2002, the Company retroactively adopted the treasury stock method for the calculation of fully diluted earnings per share in accordance with the new accounting recommendations issued by the Canadian Institute of Chartered Accountants ("CICA"). As a result of this change, fully diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive. The adoption of this new policy had no impact on the Company's current or previously stated diluted earnings per share.

(h) *Future income taxes*

The Company accounts for income taxes using the asset and liability method whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

(i) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in Canadian dollars)

3. INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	2002	2001
Balance, beginning of year	$ 84,322,317	$ 82,920,570
Deferred exploration and development expenditures	970,556	1,401,747
Balance, end of year	$ 85,292,873	$ 84,322,317

The Company holds a 90% beneficial interest in APPC, a company which holds a potash concession situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest. The Company will recoup the Government of Thailand's 10% share of exploration, development and capital expenditures out of the Government's share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand ("DMR") issued to APPC twelve special prospecting licenses ("SPLs"), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first and second year, respectively, from the date of issuance. As of February 28, 2002, APPC had already expended the minimum required U.S.$240,000 in exploration, development and administration work for the first anniversary year ending on June 3, 2002. The Company expects to incur the remaining required US$240,000 during the fiscal year ending February 28, 2003.

The SPL's required APPC to provide a letter of guarantee to the DMR. APPC deposited $264,384 (Baht 7,200,000) with a financial institution to secure the required letter of guarantee. The deposit bears interest at a variable rate (currently 2.5% per annum) and the letter of guarantee for the SPLs will no longer be required when the SPLs expire or are converted into a mining license.

APPC will be required to apply for and to receive a mining license from the Government of Thailand before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S.$5,000,000 is payable upon receipt of the mining license.

The recoverability of the carrying value of the Company's interest in the potash concession is dependent on (i) the ability of APPC to obtain the necessary financing to fund APPC's continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

(Expressed in Canadian dollars)

4. INVESTMENT IN LAND

The investment in land consists of surface rights located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

5. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Furniture and fixtures	$ 325,903	$ 272,059	$ 53,844	$ 74,704
Exploration equipment	11,649	10,931	718	2,000
Vehicles	64,026	59,194	4,832	10,419
Leasehold improvements	122,460	85,730	36,730	60,881
Computer equipment	190,159	132,944	57,215	56,775
	$ 714,197	$ 560,858	$ 153,339	$ 204,779

6. CONVERTIBLE DEBENTURES

During the year ended February 28, 2002, the Company and Olympus Capital Holdings Asia I, LP ("Olympus Capital"), the holder of approximately 72% of the convertible debentures signed an agreement and amendments to extend the maturity date of the debentures to April 1, 2002, at which time the principal plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions. This agreement and amendments are binding on all debenture holders. Subsequent to year end, this conversion occurred (see Note 16).

Details of the original terms of the debentures and subsequent amendments are as follows:

(a) During the year ended February 28, 1999, the Company issued convertible debentures with a face value of U.S.$24,460,000 ($37,064,508) that were to mature between July 13 and August 13, 2000. The debentures were secured by a security interest in the shares of Metro Resources Company Ltd., bore interest at 10% per year compounded annually, were payable at maturity, and were convertible into 9,000,000 common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of U.S.$2.72 ($4.00) per common share. In addition, the Company was to pay the holder a premium of U.S.$88 per U.S.$1,000 principal at maturity or a pro-rated portion of the premium if the convertible debenture was redeemed prior to maturity.

(Expressed in Canadian dollars)

6. CONVERTIBLE DEBENTURES

(a) (continued)

In accordance with the recommendations of the CICA, the convertible debentures were segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, was classified in shareholders' equity as "Equity component of convertible debentures". These components were measured at their respective fair values on the date the convertible debentures were originally issued.

The components of the convertible debentures were as follows:

	2002	2001	Issue Date
Debt component	$ 39,184,920	$ 37,273,743	$ 29,162,300
Equity component (net of financing costs of $441,156)	4,985,439	4,985,439	4,985,439

Over the term of the debt obligation, the debt component was being accreted to the face value of the instrument by the recording of additional interest expense.

(b) As of July 19, 2000, the Company and the debenture holders agreed to an extension to the maturity date of the convertible debentures. Under the new terms, the maturity date was extended to October 13, 2001. The debentures were further secured by a pledge of 242,000 APPC shares, representing 88% of the 27.5% interest in APPC held by Metro.

The interest rate remained at 10% per year, compounded annually and was payable at the maturity date. The existing premium of U.S.$88 per U.S.$1,000 principal was now payable at the new maturity date. In addition, the Company was to pay the debenture holders an additional premium of U.S.$75.74 per U.S.$1,000 principal at the new maturity date. If the convertible debentures were redeemed prior to maturity, the additional premium was to be pro-rated based on the number of days between the old and the new maturity date.

The principal amounts of the debentures were now convertible into common shares of the Company at the option of the holder at a conversion price calculated according to a formula. The Company also agreed to pay any withholding tax applicable on payments of premium and interest made to the debenture holders. On conversion, the premium and interest were to be waived.

6. CONVERTIBLE DEBENTURES (Continued)

(c) As of October 9, 2001 and amended on December 4, 2001, January 17, 2002 and February 5, 2002, the Company and Olympus Capital agreed to convert all the outstanding Debentures into common shares of the Company at a new conversion price, subject to certain conditions. This agreement and its subsequent amendments were binding on all Debenture Holders.

Under this agreement and its subsequent amendments, the principal amount of the Convertible Debentures plus accrued interest and premium was to be converted into common shares of the Company on April 1, 2002 at a conversion price of $0.20 per share. From October 13, 2001, the Convertible Debentures and interest accrued to October 13, 2001, but not the premium, accrued interest at a rate of 14% per annum. The Debentures, accrued interest and premium totalled U.S.$38,870,178 (Cdn.$62,270,025) at February 28, 2002.

On January 7, 2002, at an Extraordinary General Meeting, the shareholders of the Company approved the issuance of up to 320,456,390 common shares from treasury to convert the Debentures which are denominated in U.S. dollars based on a maximum exchange rate of Cdn.$1.65 per U.S. dollar. The shareholders also approved the continuance of the Company from British Columbia to New Brunswick. These approvals were two of the conditions to the conversion of the Debentures by Olympic Capital.

The carrying value of the debentures and related interest payable will be reclassified into share capital on the date of conversion. No loss has been recognized as a result of the amendments to the conversion terms as the fair value of these amendments is not reasonably determinable given the significant incremental number of shares to be issued on conversion, the inability of the Company to repay the face value of the debentures in cash, and the limited liquidity in trading of the Company's stock.

The Company also agreed to undertake a rights offering to existing shareholders to raise up to $30 million. Olympus Capital had agreed to provide a standby facility of $5 million and Crew Development Corporation ("Crew"), a 13.3% shareholder of the Company, had agreed to exercise its rights for $4 million and provide an additional standby facility of $1 million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights offering is fully subscribed for by other shareholders. This arrangement will ensure that the Company will raise a minimum of $10 million. During the year ended February 28, 2002, the Company incurred $479,498 of legal and other costs in connection with negotiation of the amended conversion terms of the Debentures which are being expensed over the extended term to maturity. The rights offering and conversion were completed subsequent to year-end (see Note 16).

(Expressed in Canadian dollars)

6. **CONVERTIBLE DEBENTURES (Continued)**

(c) (continued)

Following the completion of the conversion of the Debentures, all the former Debenture Holders, Crew and certain of Crew's officers will be subject to restrictions that prevent the transfer, sale or assignment of any of their common shares of the Company for a period of two months. There are additional limitations on the amount of common shares that can be sold by these parties for a period of 18 months following the conversion.

(d) On October 9, 2001 and in subsequent amendments to the debenture agreement, Olympus Capital and Crew agreed to provide up to $800,000 and $200,000, respectively, in interim financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the rights offering. Amounts drawn under this interim financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the rights offering. As at February 28, 2002, $640,000 of this amount had been drawn from Olympus Capital and $160,000 from Crew.

(e) The Company previously agreed to reimburse the Debenture Holders residing outside Canada for any Canadian withholding tax due on payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. The estimated liability was being recognized over the term of the debenture as additional financing cost. During the year ended February 28, 2002, the Debenture Holders provided additional information that resulted in the estimated reimbursement being reduced by $2,755,598. This recovery has been recorded as a recovery of prior years' finance cost on the statement of loss. The estimated accrued liability for reimbursement of withholding taxes at February 28, 2002 is $2,015,512 (2001 - $4,100,000).

(Expressed in Canadian dollars)

7. SHARE CAPITAL

(a) The authorized share capital is 2,000,000,000 common shares without par value. On April 2, 2002, the number of authorized common shares became unlimited.

(b) Details of share capital since inception at January 26, 1986 to February 28, 2002 are as follows:

	Number of Shares	Amount
Issued for cash on incorporation	1,350,000	$ 157,500
Balance at February 28, 1987	1,350,000	157,500
Issued for cash on private placement	140,000	70,000
Issued for cash on public offering	350,000	157,500
Issued for property	50,000	74,500
Issued pursuant to flow through agreements	279,999	254,301
Balance at February 29, 1988	2,169,999	713,801
Issued for cash on private placement	7,277,777	3,525,000
Issued for cash on exercise of warrants	5,500,000	2,200,000
Issued pursuant to flow through agreements	1	-
Balance at February 28, 1989	14,947,777	6,438,801
Issued for cash on private placement	5,000,000	1,500,000
Balance at February 28, 1990	19,947,777	7,938,801
Issued for cash on private placement	3,400,000	510,000
Balance at February 28, 1991 and 1992	23,347,777	8,448,801
Issued for cash on private placement	1,000,000	350,000
Issued for cash on exercise of options	430,000	86,000
Issued for cash on exercise of warrants	3,400,000	595,000
Balance at February 28, 1993	28,177,777	9,479,801
Issued for cash on private placement	4,750,000	6,600,000
Issued as finder's fee on private placement	50,000	25,000
Balance at February 28, 1994	32,977,777	16,104,801
Issued for cash on exercise of warrants	875,000	1,575,000
Balance at February 28, 1995	33,852,777	17,679,801
Issued for cash on exercise of stock options	2,234,200	1,030,045
Issued for cash on private placement	6,000,000	14,742,000
Issued for cash on exercise of warrants	3,235,000	9,016,500

(continued on next page)

(Expressed in Canadian dollars)

7. **SHARE CAPITAL (Continued)**

(b) (continued)

	Number of Shares	Amount
Balance at February 29, 1996	45,321,977	42,468,346
Issued for cash on exercise of stock options	1,267,300	3,627,430
Issued for cash on exercise of warrants	1,640,000	6,396,000
Balance at February 28, 1997	48,229,277	52,491,776
Issued for cash on exercise of stock options	57,000	259,350
Balance at February 28, 1998	48,286,277	52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement	5,625,635	3,057,459
Balance at February 28, 2002	60,093,340	$ 75,236,994

As described in Note 16, subsequent to February 28, 2002, the Company issued an additional 69,160,265 common shares in connection with a rights offering for proceeds of $13.8 million and 312,971,396 common shares upon conversion of the Convertible Debentures.

(Expressed in Canadian dollars)

7. SHARE CAPITAL (Continued)

(c) A summary of share option activity and information concerning currently outstanding and exercisable options is as follows:

	Options Outstanding	
	Number of Common Shares	Weighted Average Exercise Price
Balance, February 28, 1999	7,040,000	$ 2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02
Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60
Balance, February 28, 2001	7,215,000	2.94
Cancelled	(3,782,000)	3.07
Balance, February 28, 2002	3,433,000	$ 2.90

The following table summarizes information concerning outstanding and exercisable options at February 28, 2002:

Options Outstanding and Exercisable		
Number Outstanding	Weighted Average Exercise Price per Share	Expiry Date
990,000	$ 2.98	May 2, 2002
1,260,000	2.35	November 28, 2002
250,000	3.35	April 2, 2003
250,000	4.00	April 2, 2003
363,000	2.98	June 22, 2003
115,000	4.00	September 3, 2003
80,000	3.35	May 7, 2004
20,000	4.00	May 7, 2004
105,000	3.15	October 27, 2005
3,433,000	$ 2.90	

(Expressed in Canadian dollars)

7. SHARE CAPITAL (Continued)

(d) During the year ended February 28, 2002, the Company completed a private placement consisting of 5,625,635 units at $0.55 per unit for proceeds of $3,057,458 (net of issue costs of $36,641). Each unit was comprised of one common share and one full warrant. Each warrant enables the holder to purchase one additional common share from the Company for $1.00 until May 31, 2002. As at February 28, 2002, 5,625,635 share purchase warrants remain outstanding.

(e) During the year ended February 28, 2001, the Company extended the maturity date of 105,000 share purchase options to October 27, 2005.

(f) During the year ended February 29, 2000, the Company issued 2,400,000 units at $2.60 per unit for proceeds of $5,896,153 (net of issue costs of $343,847). Each unit consisted of one common share and one-half non-transferable share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $3.10 per common share during the first year and $3.60 per common share during the second year. As at February 28, 2002, these purchase warrants had expired.

(g) On July 17, 1996, the Company adopted a shareholder rights plan (the "Plan"). Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a "Permitted Bid") or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan. The Plan is required to be reconfirmed every three years. The plan was re-approved at the Annual General Meeting of the Company held on August 27, 1999.

8. INCOME TAXES

The Company's actual income tax recovery differs from the income tax recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions. The future income tax recovery arises as a result of the tax recovery relating to the accretion of the liability component of the convertible debentures.

(Expressed in Canadian dollars)

8. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference at February 28, 2002 that gives rise to the Company' s future income tax assets and liabilities are as follows:

	2002	2001
Future tax assets		
Non-capital loss carryforwards	$ 19,801,410	$ 15,335,082
Deferred financing costs	504,502	734,786
Other	62,911	452,481
	20,368,823	16,522,349
Less valuation allowance	(20,368,823)	(16,522,349)
Net future tax assets	$ -	$ -

	2002	2001
Future tax liabilities		
Potash concession	$ 16,348,459	$ 16,348,459
Convertible debenture	-	198,184
	$ 16,348,459	$ 16,546,643

The net future tax liabilities are presented on the balance sheet as follows:

	2002	2001
Current future income tax liability	$ -	$ 198,184
Non-current future income tax liability	16,348,459	16,348,459
	$ 16,348,459	$ 16,546,643

The Company has estimated non-capital loss carry-forwards in Canada of approximately $39.4 million which can be applied to reduce future Canadian income taxes payable and will expire in 2004 through 2009. In addition, the Company has estimated tax loss carry-forwards in Thailand of approximately $1.2 million which can be applied to reduce future Thai taxable income. The potential future tax benefit of all of these loss carry-forwards has not been recognized in these financial statements.

(Expressed in Canadian dollars)

9. CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Year ended February 28, 2002	Year ended February 28, 2001	Year ended February 29, 2000
Decrease (increase) in:			
Accounts receivable	$ 498,679	$ 48,837	$ (50,623)
Prepaid expenses	3,098	(23,112)	23,595
Income taxes receivable	23,214	(11,152)	36,469
Due from affiliated companies	291,798	(21,291)	(27,620)
Other current assets	38,210	(16,211)	(20,751)
Increase (decrease) in:			
Accounts payable and accrued charges	822,285	(97,841)	(219,133)
	$ 1,677,284	$ (120,770)	$ (258,063)

10. RELATED PARTY TRANSACTIONS

In September 2001, the Company agreed to retroactively pay a non-executive director of the Company a monthly fee of 300,000 Baht (approximately $10,500) from February 1, 2001 to September 30, 2001. The Company also entered into a contract with the same non-executive director to provide consulting services to the Company at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001. The contract was cancellable by either party with a one-month notice. The Company served notice on December 10, 2001 to terminate the contract on January 10, 2002.

On March 23, 2001, the existing President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000 payable on a monthly basis between April 2001 and May 2003. During the year ended February 28, 2002, the Company paid $430,050 related to this severance liability. The remaining balance of $469,950 is included in accounts payable and accrued charges at February 28, 2002.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $462,093 (2001 - $958,312; 2000 - $1,018,244) paid to companies controlled by or affiliated to directors.

(Expressed in Canadian dollars)

11. COMMITMENTS

The Company has the following future minimum payments in respect of lease commitments for office space:

2003	$ 150,610
2004	87,674
2005	32,787

12. CONTINGENCY

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty payment equal to 1.5% of 75% of the total potash sales mined from the potash concession and based on the FOB mine price. Effective December 1, 1994, the Company acquired control of APPC as it incurred expenditures in satisfaction of the requirements for earning the 75% interest. Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

13. SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Years ended					
	February 28, 2002		February 28, 2001		February 29, 2000	
	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets
Canada	**$ 26,695**	**$ 76,290**	$ 169,180	$ 80,043	$ 168,805	$ 93,233
Thailand	**6,178**	**93,239,837**	3,645	92,294,575	28,660	91,228,530
	$ 32,873	**$ 93,316,127**	$ 172,825	$ 92,374,618	$ 197,465	$ 91,321,763

Capital assets consist of investment in potash concession, investment in land and capital assets.

(Expressed in Canadian dollars)

14. DIVIDEND IN KIND

During the year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation, now known as Crew Development Corp. ("Crew") at a book value of $0.705 per share for each fifteen shares of the Company held on June 15, 1993. A total of 1,856,944 shares were distributed. This transaction gave rise to a taxable gain based on the market value of Crew shares of $3,353,187 and resulted in a tax liability of $866,428 after taking into account all of the Company's remaining tax loss carry-forwards at that date. The dividend is shown inclusive of the tax liability.

15. FINANCIAL INSTRUMENTS

(a) Fair value

The carrying values of the Company's financial instruments, which include cash, accounts receivable, due from affiliated companies, other current assets, promissory notes, and accounts payable and accrued charges approximate their respective fair values. The fair value of the convertible debentures and related interest payable is not readily determinable as result of the inability of the Company to repay the principal and interest in cash and the uncertainty of the fair value of the shares to be issued on conversion given the significant number of shares to be issued.

(b) Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16. SUBSEQUENT EVENT

On April 1, 2002, the Company issued 69,160,265 common shares and 69,160,265 warrants in connection with a rights offering for total proceeds of $13,832,053 which included $4,000,000 and $3,832,053 from the exercise of rights from Crew and other shareholders, respectively, $5,000,000 drawn from the Olympus Capital standby facility and $1,000,000 from the Crew standby facility (Note 6 (c)). Each warrant entitles the holder to purchase an additional two and one-half common shares of the Company for $1.00 until April 1, 2003. In addition, the Company issued 312,971,396 common shares upon conversion of the Convertible Debentures. These transactions, and the expiry of options on May 2, 2002, resulted in the Company now having 442,225,002 common shares outstanding and 519,453,903 common shares on a fully diluted basis. Olympus Capital and other former Debenture Holders now control 76.5% of the outstanding and 69.9% of the fully diluted shares of the Company.

16. SUBSEQUENT EVENT (Continued)

On April 2, 2002, the Company's legal residence was changed from British Columbia to New Brunswick and the number of authorized common shares became unlimited. On the same day, six existing Directors resigned and they were replaced by six new directors, four of whom are nominees of Olympus Capital. The existing President and Chief Executive Office resigned and a new President and Chief Executive Officer was appointed.

Following completion of the conversion of the Convertible Debentures, Olympus Capital and the other former debenture holders agreed not to (subject to certain exceptions):

(i) for a period of two months sell any common shares they receive from the conversion;

(ii) for a period of 18 months, in any six month period, sell any more than one-third of the common shares they receive from the conversion ; and

(iii) for a period of 18 months, sell common shares comprising 10% or more of the fully diluted common shares they receive from the conversion to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

In addition Crew and its associates and subsidiaries and a former director of the Company and his associates and affiliates agreed not to:

(i) for a period of two months sell any of their common shares;

(ii) for a period of 18 months, in any six month period, sell any more than one-third of the common shares he or they hold following completion of the Rights Offering (excluding any warrant shares which may be acquired on exercise of the warrants); and

(iii) for a period of 18 months, sell common shares comprising 10% or more of the outstanding common shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

(Expressed in Canadian dollars)

16. SUBSEQUENT EVENT (Continued)

The pro forma impact of the rights offering, the conversion of the Convertible Debentures and the repayment of the promissory notes on the financial position of the Company on the assumption that these transactions had occurred at February 28, 2002 would have been as follows:

	Actual at February 28, 2002	Pro forma adjustments	Pro forma at February 28, 2002
Cash	$ 739,282	$ 13,032,053	$ 13,771,335
Other current assets	282,898	-	282,898
Investment in potash concession (Note 3)	85,292,873	-	85,292,873
Investment in land (Note 4)	7,869,915	-	7,869,915
Other	417,723	-	417,723
	$ 94,602,691	$ 13,032,053	$107,634,744
Current liabilities	$ 66,150,738	$ (65,085,537)	$ 1,065,201
Future income taxes (Note 8)	16,348,459	-	16,348,459
	82,499,197	(65,085,537)	17,413,660
Share capital	75,236,994	13,832,053 4,985,439 64,285,537	158,340,023
Equity component of debt (Note 6 (a))	4,985,439	(4,985,439)	-
Deficit	(68,118,939)	-	(68,118,939)
	12,103,494	78,117,590	90,221,084
	$ 94,602,691	$ 13,032,053	$107,634,744

Management's Discussion and Analysis

Overview

The Company holds a 90% direct and indirect beneficial interest in the Udon Thani Potash concession situated in North East Thailand and has identified two large potash deposits on the concession. The Company's activities are primarily directed at the development and financing of its potash deposits. Under Canadian GAAP, direct exploration and development costs have been capitalized. Administrative and other costs associated with the evaluation of debt and financing alternatives have been expensed.

The Company will file a set of audited financial statements with reconciliation between Canadian and United States GAAP with its Annual Information Form and 20F.

Results of operations

The Company incurred a net loss of $13.5 Million or $0.23 per share for the fiscal year ended February 28, 2002, down 18% from $16.4 Million or $0.30 per share for the fiscal year ended February 28, 2001.

During the fiscal year 2002, the Company incurred $8.2 Million in interest expense compared to $12.1 Million in the fiscal year 2001, a decrease of $3.9 Million.

- Included in fiscal year 2001 was $2.8 Million in accrued withholding taxes that have been reversed in the fiscal year 2002 and disclosed as a separate line item. During the fiscal year 2001, the Company had agreed to pay any applicable Canadian withholding taxes that would otherwise have had to be withheld from the non-Canadian Debenture Holders in connection with the payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. During the latest fiscal year, the Debenture Holders provided additional information allowing the Company to reduce the total accrued amount of withholding taxes.

- The accretion of the liability component of the Debentures, recorded as interest expense, decreased by $1.6 Million over the previous fiscal year. The maturity date of the Debentures was extended during the fiscal year 2001 from August 13, 2000 to October 13, 2001 and the remaining un-accreted liability component of the Debentures at the date of extension was then amortized over the extended term of the Debentures.

- Accrued interest and premium expense on the Debentures increased by $1.0 Million due to the compounding effect and higher effective interest and premium rates.

General and administrative costs, including office, promotion, travel, and miscellaneous costs, for the fiscal year 2002 was $0.7 Million down by $0.6 Million from $1.3 Million in the previous fiscal year. The Company undertook cost cutting measures during the fiscal year 2002 to reduce its overall administrative costs.

Consulting fees for the fiscal year ended 2002 were $0.9 Million up by $0.6 Million from $0.3 Million in the previous fiscal year. The Company engaged a number of consultants in Thailand to assist with the development of the potash project, incurring higher consulting costs in the management of the Company and incurred costs in hiring a new Chief Executive Officer.

Salaries expense for the fiscal year 2002 was $1.8 Million, up by $0.4 Million from $1.4 Million in the previous fiscal year. At the beginning of fiscal year 2002, the Company agreed to a termination settlement with its then existing President and Chief Executive Officer for $0.9 Million payable on a monthly basis between April 2001 and May 2003. The increase in salaries expense represents primarily the portion of the settlement that would not have been paid as salaries during fiscal year 2002.

Foreign exchange loss for the fiscal year 2002 was $3.7 Million up by $2.8 Million from $0.9 Million in the previous fiscal year. The Principal amount of the Debentures, accrued interest and premium are denominated in U.S.$ and the increase in foreign exchange loss was caused by the appreciation of the U.S. Dollar versus the Canadian Dollar.

Future income tax recovery for the fiscal year 2002 was $0.2 Million down $0.3 from $0.5 Million in the previous fiscal year. This is a non-cash recovery and it relates to the accretion of the Convertible Debentures.

<u>Financing Activities</u>

In June 2002, the Company completed a private placement and received $3.1 Million from the issue of 5.6 Million common shares.

Prior to the end of fiscal year 2002, the Company and the Debenture holders agreed to further extend the maturity date of the Debentures to April 1, 2002 and convert the Debentures, accrued interest and premium into common shares of the Company at a price of Cdn$0.20 per share.

The Company also agreed to undertake a Rights Issue to raise a maximum of $30 Million. Olympus Capital Holdings Asia I, LP, ("Olympus") owners of approximately 72% of the Debentures, agreed to provide a standby facility for $5 Million and Crew Development Corp., ("Crew") a 13.3% shareholder, agreed to exercise its rights for $4 Million and provide an additional standby facility of $1 Million for a total commitment of $5 Million.

Subsequent to the end of fiscal year 2002, on April 1, 2002, the Debentures were converted into 313 Million common shares of the Company. On the same day, the

Company completed its Rights Offering and it received $13.8 Million from the issue of 69.2 Million common shares.

Liquidity and Capital Resources

At the end of fiscal 2002, the working capital deficiency was $65.1 Million, an increase of $10.5 from $54.6 Million a year ago. Excluding the Debentures, accrued interest and premium, the Company had a working capital deficiency of $0.8 Million at the end of fiscal year 2002 compared to a positive working capital of $1.8 Million at the end of fiscal year 2001. Subsequent to fiscal year 2002, the Company completed its Rights Offering on April 1, 2002 and received $13.0 Million net of the interim financing provided by Olympus and Crew. The pro forma impact of the Rights Offering, the conversion of the Convertible Debentures and repayment of the promissory notes on working capital on the assumption that these transactions had occurred at the end of fiscal year 2002 would have increased working capital by $78 Million. The pro forma working capital would have been $13 Million at the end of fiscal year 2002.

Based on the available working capital, excluding the Debentures, as at February 28, 2001, the Company had anticipated a working capital deficit and the need for additional financing by the end of June 2001 at which time the Company completed a private placement for $3.1 Million. The Company expected the proceeds of the private placement to allow it to meet its short-term obligations until at least December 2001 and sufficient time to renegotiate or refinance the Debentures.

Crew and Olympus had also agreed to provide up to $0.8 Million and $0.2 Million respectively in interim financing to allow the Company to meet its obligations until it completed the Rights Offering. As at February 28, 2002, the Company had drawn a total of $800,000.

Subsequent to fiscal year 2002, the Company completed its Rights Offering on April 1, 2002 and received $13.0 Million net of the interim financing provided by Olympus and Crew.

Investing Activities

Investing activities with respect to expenditures on the potash concession were $1 Million, down from $1.4 Million due to cash constraints. The Company invested in a deposit of 7.2 Million Baht ($0.3 Million) to be used as security for a letter of guarantee provided to the Department of Mineral Resources of Thailand for the issuance of special prospecting licences ("SPLs"). The letter of guarantee will be retired once the Company has met all its obligations under the SPLs. The Company's minimal expenditures on land for the last two fiscal years were for maintenance purposes only.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ASIA PACIFIC RESOURCES LTD.
(the "Corporation")

TO BE HELD AT Fairmont Waterfront
Nootka Room - Concourse Level
900 Canada Place Way
Vancouver, B.C. V6C 3L5

ON FRIDAY, JUNE 28, 2002, AT 10:30 AM (VANCOUVER TIME)

The undersigned registered shareholder (the "Shareholder") of the Corporation hereby appoints, **JOHN BOVARD**, President, Chief Executive Officer and a Director of the Corporation, or failing this person, **LEE GRABER**, a Director of the Corporation, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Meeting of the Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Shareholder as specified herein. The Shareholder is entitled to cast a number of votes equal to the number of shares held by the Shareholder multiplied by 7. The votes shall be distributed equally among all nominees voted for by the Shareholder. If the Shareholder wishes to distribute the votes in any other manner, the Shareholder must request an alternative form of proxy from the Corporation or attend in person at the meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To appoint Deloitte & Touche as Auditors of the Corporation	______		______
2.	To authorize the Directors to fix the auditors' remuneration	______	______	
3.	To determine the number of Directors at 7	______	______	
4.	To elect as Director, John Bovard	______		______
5.	To elect as Director, Robert G. Connochie	______		______
6.	To elect as Director, Lee A Graber	______		______
7.	To elect as Director, Richard Knight	______		______
8.	To elect as Director, Edan Lee	______		______
9.	To elect as Director, Daniel Mintz	______		______
10.	To elect as Director, Arthur Roth	______		______
11.	To authorize the Directors to implement the stock option plan	______	______	
12.	To approve the issuance of 392,500 Compensation Shares to John Bovard	______	______	
13.	To approve the adoption of By-Law 1A	______	______	
14.	To approve the reconfirmation of the Shareholder Rights Plan	______	______	
15.	To transact such other business as may properly come before the Meeting	______	______	

If no specification is made as to how the proxy nominee is to vote, the shares represented by the proxy will be voted FOR each resolution and each nominee for director.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") *must be signed* by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **if executed by an attorney, officer, or other duly appointed representative**, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **If this Instrument of Proxy is not** dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by <*> Trust Company.

4. **A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person**, may simply register with the scrutineers before the Meeting begins.

5. **A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions**, may do the following:

   (a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) **appoint another proxyholder**, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, **the Registered Shareholder may still attend the Meeting and may vote in person**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, BC, V6C 3B8 and its fax number is (604) 689-8144.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. Notice of Annual and Special General Meeting to be held on June 28, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: May 31, 2002 By:
Peter Wong C.A.

ASIA PACIFIC RESOURCES LTD.
#615 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special General Meeting (the "Meeting") of the shareholders of ASIA PACIFIC RESOURCES LTD. (the "Company") will be held at The Fairmont Waterfront Hotel, Nootka Room - Concourse Level, 900 Canada Place Way, Vancouver, British Columbia, on June 28, 2002, at the hour of 10:30 a.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended February 28, 2002.

2. To fix the number of Directors at seven (7).

3. To elect Directors for the Company for the ensuing year.

4. To consider and, if thought advisable, to appoint Deloitte & Touche, Chartered Accountants, as the auditor for the ensuing year.

5. To authorize the Directors to fix the remuneration to be paid to the auditor.

6. To consider and, if thought advisable, authorize the Directors to implement the Stock Option Plan as described in the Company's Information Circular.

7. To consider and, if thought advisable, to approve the issuance of the Compensation Shares to John Bovard, on the terms and conditions as set out in the Company's Information Circular.

8. To consider and, if thought advisable, to approve the adoption of By-Law 1A.

9. To consider and, if thought advisable, to approve the reconfirmation of the Company's Shareholder Rights Plan, as described in the Company's Information Circular.

10. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the Meeting in person is entitled to appoint a proxy holder to attend and vote on behalf of the Registered Shareholder. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time as set out in the "Instructions for Completion of Proxy".

DATED this 24th day of May, 2002.

BY ORDER OF THE BOARD

"John Bovard"
JOHN BOVARD
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ASIA PACIFIC RESOURCES LTD.
#615 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the management of ASIA PACIFIC RESOURCES LTD. (the "Company") for use at the Special and Annual General Meeting (the "Meeting") of the Company to be held on June 28, 2002, and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the

Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

CUMULATIVE VOTING

The Corporation's governing statute, the *Business Corporations Act* (New Brunswick) (the "Act"), provides for cumulative voting for the election of directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. For this proxy, the shareholder will cast the number of votes equal to the number of common shares held by the shareholder multiplied by seven. The distribution of votes among the nominees shall be designated on the proxy instrument. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed among the nominees shall mean that the votes are to be distributed equally among all nominees voted for by the shareholder. If no specification is made for any nominee, it shall mean that the proxy nominees are instructed to vote FOR all of the nominees with the votes distributed equally among all nominees. There is no condition precedent to exercise the right to vote cumulatively. The Act further provides that a separate vote of shareholders shall be taken with respect to each proposed director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the Meeting a motion will be made in favour of such a resolution in order to permit the election of all seven directors by way of a single resolution and, if there are no further nominees for election such that the election of the directors by a single resolution will not affect the result of the election, management intends to exercise the discretionary authority granted under the proxy to vote FOR such a resolution.

RECORD DATE AND ENTITLEMENT TO VOTE

Each holder of record of common shares at the close of business on May 17, 2002, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting (except for the election of directors as described below under "Election of Directors"), except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Shares"), of which 442,225,002 Shares are issued and outstanding as at May 17, 2002 (the "Record Date"). The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

A quorum for a Meeting of Shareholders requires holders of at least 20% of the shares entitled to vote at the meeting personally present or represented by proxy.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Olympus Capital Holdings Asia I, LP[(1)]	250,022,789	56.5%

(1) Under certain circumstances, the other former debenture holders have agreed to vote as instructed by Olympus Capital Holdings Asia I, L.P.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at seven.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for elections as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years.	Director Since	Number of Shares Beneficially Owned or Controlled (Directly or Indirectly,)
John G. Bovard	President and Chief Executive Officer of the Company since April 2002; prior to that, General Manager – Resources for Multiplex Constructions Pty. Ltd.	April 2, 2002	Nil
Robert G. Connochie[(1)]	Mining Industry Consultant since	1995	342,000

Name, Municipality of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years.	Director Since	Number of Shares Beneficially Owned or Controlled (Directly or Indirectly,)
	April 2002; President and Chief Executive Officer since March 2001		
Lee A. Graber (1)	Mining Industry Consultant Since March 2002; Vice President – Corporate Development for Homestake Mining Company	April 2, 2002	Nil
Richard Knight	President and CEO – Iron Ore Company of Canada from Sept 2000 to August 2001 and Executive General Manager/Executive Director of North Limited	April 2, 2002	Nil
Edan Lee (1)	Managing Director of Olympus Capital Holdings Asia	April 2, 2002	250,022,789(2)
Daniel Mintz	Founding Managing Director of Olympus Capital Holdings Asia	April 2, 2002	250,022,789(2)
Arthur J. Roth	Fertilizer Industry Consultant	April 2, 2002	Nil

(1) Members of the Audit Committee

(2) Beneficial owners and Managing Director of Olympus Capital Holdings Asia, a company that controls Olympus Capital Holdings Asia I, LP, which owns 250,022,789 common shares of the Company. Olympus Capital Holdings Asia I, LP has agreed with other former debenture holders not to sell common shares of the Company for certain periods of time. See "Voting Shares and Principal Holders thereof"

REMUNERATION OF DIRECTORS

An annual fee of Cdn$10,000, for services as a Director, was previously paid to Directors of the Company. On April 1, 2002, the Company approved the payment of an annual fee of US$10,000 to three Directors for their services as Directors. The remaining four Directors, including the past and current CEO of the Company and two nominees of Olympus Capital Holdings Asia I, LP, will not receive any annual fee.

EXECUTIVE COMPENSATION

Pursuant to the requirements of National Policy 41 and the New Brunswick Securities Act, the following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed fiscal years. Disclosure is required in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2002 and the other four most highly compensated executive officers of the Company as at February 28, 2002, whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year (collectively "the Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Robert G. Connochie[1] Director	2002 2001 2000	- - -	- - -	283,338 240,722 198,766	332,000 452,000 452,000	- - -	- - -	- - -
Gerald D. Wright[2]	2002 2001 2000	10,091 120,000 -	- - 22,406	10,503 199,679[3] 307,997[3]	- 2,119,000 2,119,000	- -	- -	896,207 -
Kwa Boo Leong V.P. Operations for Asia Pacific Potash Corp. [4]	2002 2001	138,640 75,559		68,885 39,526	- -	- -	- -	- -
Keith Crosby V.P. Exploration and Development for Asia Pacific Potash Corp. [5]	2002 2001 2000	124,692 124,364 120,000	- 6,180 6,000	- - -	155,000 155,000 155,000	- -	- -	- -
Donald P. Hague[6] Vice President Engineering	2002 2001	90,228 88,428	- 9,410	30,000 30,000	118,000 218,000	-	-	-

(1) Robert G. Connochie was appointed Interim Chairman and Chief Executive Officer on March 23, 2001. On January 29, 2002, Robert G. Connochie was relieved as Chairman and on April 2, 2002 he was replaced as the Company's President and Chief Executive Officer by John Bovard.

(2) Gerald D. Wright was appointed Chief Executive Officer on August 28, 1998 and resigned on March 22, 2001 as Chief Executive Officer and Co-Chairman. The Company agreed to pay a termination settlement of $900,000 payable on a monthly basis between April 1, 2001 and May 31, 2003.

(3) In addition to the amounts, for fiscal year ended February 28, 2001 and fiscal year ended February 29, 2000, $130,896 and $140,364 were paid, respectively, to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright held a minority interest in the Thai private company.

(4) Kwa Boo Leong was appointed V.P. for Asia Pacific Potash Corporation on August 15, 2000.

(5) Keith Crosby was appointed as V.P. of Exploration and Development for Asia Pacific Potash Corporation Ltd. on February 24, 2000.

(6) Donald P. Hague was appointed as V.P. of Engineering on March 1, 2000.

LONG TERM INCENTIVE PLAN ("LTIP" AWARDS)

Other than for the Chief Executive Officer (see proposed ordinary resolution under "Particulars Of Matters To Be Acted Upon"), the Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

Effective March 1, 1998, the Company included clauses in the employment contracts with its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

As at the fiscal year ended February 28, 2002, the Company had employment contracts through management services companies with the Named Executive current and former Officers.

Under the terms of these agreements, Robert G. Connochie is entitled to receive cash compensation equal to 18 times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to 12 times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason more than 15 months but within 18 months of a change of control.

Effective March 1, 2000, the Company included clauses in the employment contract with Donald Hague, V.P. Engineering, that entitles him to receive cash compensation equal to one month of salary for each year of service, with a minimum compensation amount of six months of salary, if he is terminated without just cause. Within 24 months of a change of control, Donald Hague is entitled to receive a cash compensation equal to 18 times his monthly salary and other compensation payable by the Company and its subsidiaries if he is terminated without cause or resigns with good reason.

REPORT ON EXECUTIVE COMPENSATION

The Company is presently in the development stage of its major asset, being the North and South Potash deposits in Northeast Thailand. The primary method of compensating executives is through salary and the granting of incentive stock options, which is designed to provide the incentive to executives to increase shareholder value.

The Board of Directors of the Company has constituted a compensation committee (the "Committee"). Previously, the compensation of the Company's executive officers was determined by the Board of Directors (excluding such Directors who were also executives and whose compensation was being determined). On April 2, 2002 the Board of Directors established the Committee with Edan Lee and Arthur Roth as its members. The Company's executive compensation program now consists of an annual base salary and a longer term component consisting of stock options.

In May 2002, the Company adopted a stock option plan. The Company is seeking shareholder approval of the stock option plan by way of an ordinary resolution of disinterested shareholders (majority of those shareholders not directly affected by the approval of the stock option plan) as set out in the section titled "Approval of Stock Option Plan for the Company" under "Particulars of Other Matters to be Acted Upon".

The granting of stock options is generally considered by the Board of Directors on the recommendations of the Chief Executive Officer.

CHIEF EXECUTIVE OFFICER COMPENSATION

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, cash and share bonus and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company.

COMPENSATION OF OFFICERS

The compensation of the officers of the Company consists of an annual base salary, bonus and stock options determined in the manner described in the above discussion of compensation for all officers within a range based on the officer's experience and/or performance within the Company and the Industry.

STOCK OPTIONS

The Company did not previously have a stock option plan for the granting of incentive stock options to its executive officers, employees or Directors. In May 2002, the Company adopted a stock option plan. The Company is seeking shareholder approval to the stock option plan by way of ordinary resolution of disinterested shareholders as set out in the section titled "Approval of Stock Option Plan for the Company" under "Particulars of Other Matters to be Acted Upon". Grants may be made to directors, officers, employees and qualified consultants on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors, officers and employees and qualified consultants of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

The stock option plan is to be administered by the Board of Directors of the Company. The details of the plan are as follows:

(i) The maximum number of common shares for which options may be granted under the Stock Option Plan does not exceed 10% of the issued and outstanding shares of the Company.

(ii) The options issued pursuant to the Stock Option Plan are non-transferable;

(iii) The maximum number of shares reserved for any one individual under the Stock Option Plan does not exceed 2% of the issued and outstanding shares of the Company.

(iv) The strike price per share at which shares may be purchased under an option will be determined by the Board of Directors and will be not less than the weighted average closing price for the five business days following the date on which the option is granted. In the event that the applicable Shares did not trade on such Business Days, the Strike Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such dates.

(v) The Directors of the Company, in their sole and absolute discretion have the authority to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company, except as may be required by the TSX.

COMPARATIVE SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's Shares against the cumulative total shareholder return on the TSE 300 Composite for the five fiscal years immediately prior to the beginning of the present financial year, assuming a $100 initial investment with all dividends reinvested to the cumulative returns. The Company's Shares were listed on The Toronto Stock Exchange (the "TSX") on February 23, 1995.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN ("CSR") ON SHARES OF THE COMPANY AND THE TSE 300 COMPOSITE


180
160
140
120
100
80
60
40
20
0
Company
TSE 300
Feb. 96
Feb. 97
Feb. 98
Feb. 99
Feb. 2000
Feb. 2001

	Feb. 28/96	Feb. 28/97	Feb. 28/98	Feb. 28/99	Feb. 29/00	Feb. 28/01
Asia Pacific Resources Ltd.	100	$90	$35	$34	$20	$12
TSE 300	100	$112	$115	$104	$153	$138

Yearly % Change in CSR (for a given period) = Total Dividends & (End Price – Opening Price) / Opening Price

*Assumes that the initial value of investment on The Toronto Stock Exchange in the Company's Shares and in each of the indices was $100 on commencement and that all dividends were reinvested.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte & Touche, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "ordinary resolution" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

APPROVAL OF STOCK OPTION PLAN FOR THE COMPANY

As set forth in the attached Notice of Meeting, management of the Company seeks approval from disinterested shareholders, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the adoption by the Company of a proposed stock option plan (the "Stock Option Plan"), including approval to (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan up to 10% of the issued and outstanding common shares of the Company; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 2% of the issued and outstanding share capital of the Company, (iv) specify the strike price per share at which shares may be purchased under an option will be determined by the Board of Directors and will be not less than the weighted average closing price for the five business days following the date on which the option is granted. In the event that the applicable Shares did not trade on such Business Days, the Strike Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such dates, and (v) to authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company, except as may be required by the TSX.

The Company's proposed Stock Option Plan authorizes the Directors of the Company, in their sole and absolute discretion, to grant incentive stock options to purchase common shares of the Company to any director, officer, employee or qualified consultant of the Company upon whose judgment, initiative and efforts the Company may rely for the successful conduct of its business. A copy of the Company's new Stock Option Plan will be made available for review by the shareholders of the Company at the Meeting. The Board of Directors of the Company unanimously recommends shareholders vote FOR approval of the stock option plan for the Company.

APPROVAL OF SHARES PROPOSED TO BE ISSUED TO THE CHIEF EXECUTIVE OFFICER

Management of the Company is seeking approval from disinterested shareholders to the potential grant of 392,500 shares of the Company's common shares, at no par value, to John Bovard, President and Chief Executive Officer and a Director of the Company.

Mr. Bovard was appointed President and Chief Executive Officer of the Company on April 2, 2002. To preserve cash in the short term for the development of the Company's potash project, pursuant to an employment agreement between Mr. Bovard and the Company and subject to regulatory and shareholder approvals, the Company has agreed to issue to Mr. Bovard, as part of his compensation package, 392,500 of the Company's common shares at no par value (the "Compensation Shares") on the one-year anniversary of his Commencement Date, provided that he continues to hold the position of President and Chief Executive Officer on such date. Pursuant to the policies of the TSX, disinterested shareholder approval, by way of ordinary resolution, is sought for the approval of the grant of the Compensation Shares. The Board of Directors of the Company unanimously recommends shareholders vote FOR approval of shares proposed to be issued to the Chief Executive Officer.

APPROVAL OF NEW COMPANY BYLAWS ESTABLISHED UNDER NEW BRUNSWICK CORPORATION ACT

As set forth in the attached Notice of Meeting, management of the Company proposes to seek by way of an ordinary resolution the approval of the adoption of By-Law 1A.

At the time of continuation of the Company under the Act, the Board of Directors adopted By-Law 1A, which is a general by-law governing the business and affairs of the Company By-Law 1A appears as Schedule "B" to this Information Circular and is substantially similar to, and replaces, By-Law No. 1, except as is necessary to take into account differences between New Brunswick and British Columbia law.

By-Law 1A sets out general regulations that govern the internal affairs of the Company, including the establishment of the following:

a) The quorum for meetings of directors and shareholders;

b) The manner of conducting meetings of directors and shareholders;

c) Signing authorities;

d) The duties of the officers of the corporation; and

e) The authority of designated persons to contract on behalf of the corporation.

The affirmative vote of a majority of the votes cast at the shareholder meeting at which a quorum is present is required to adopt By-Law 1A. The management representatives designated in the enclosed form of proxy intend to vote the common shares for which they have been appointed FOR the resolution adopting By-Law 1A unless the shareholder who has given such proxy directs that the shares be otherwise voted. The Board of Directors unanimously recommends a vote FOR the resolution to adopt By-Law 1A.

RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

As set forth in the attached Notice of Meeting, management of the Company proposes to seek by way of an ordinary resolution the reconfirmation of the Company's shareholder rights plan (the "Rights Plan").

The Rights Plan was originally adopted by the Company pursuant to the shareholder rights plan agreement dated as of July 17, 1996 between the Company and Pacific Corporate Trust Company, as Rights agent. The Rights Plan was approved by shareholders at the Company's 1996 Annual General Meeting.

Under the terms of the Rights Plan Agreement, the Rights Plan must be reconfirmed by shareholders at every third Annual General Meeting following the 1996 Annual General Meeting and, if not reconfirmed, will terminate and be of no further force and effect. The Rights Plan was last reconfirmed at the Company's 1999 Annual General Meeting.

Background and Purpose of the Rights Plan

The Rights Plan was adopted to address the concern that the Canadian securities regulatory framework may not provide adequate protection to the Company's shareholders in responding to an inadequate, unfair or coercive take-over bid for the Company's outstanding Common Shares.

Under existing Canadian law, a take-over bid is defined, in general terms, as an offer to acquire outstanding voting or equity securities of a company from persons or holders in Canada, which would result in the offeror and persons acting in concert with it holding 20% or more of the outstanding shares of that class. Where a take-over bid is made, the offeror is obliged to make that offer to all shareholders by way of a formal take-over bid circular, unless the take-over bid is exempt from those requirements. For example, exemptions are available to permit, in general terms, the purchase of shares from not more than 5 persons in private transactions at a price not exceeding 115% of the prevailing market price or the purchase through a stock exchange of not more than 5% of the outstanding shares in any 12 month period. Where a formal take-over bid is required to be made, securities legislation in Canada requires that the take-over bid remain open for acceptance for only 35 days.

Where a formal offer is made, the Board of Directors of the Company does not believe that the 35 day period is sufficient to permit the Board to evaluate and respond to that offer or to determine whether there may be and pursue other alternatives available to maximize shareholder value. As well, under existing law, an offeror may purchase a significant block of shares or obtain effective control of the Company through a series of off-shore or private transactions with specific shareholders or "creeping" purchases in the market without having to make an equivalent offer available to all shareholders. The Rights Plan is meant to encourage such an offeror to make a formal bid to all shareholders that reflect to true value of the shares and to discourage creeping take-overs or transactions in which a "control premium" is not shared with all shareholders. The Board believes that the Rights Plan will likely deter such unfair, coercive bid tactics and strategies that do not treat all shareholders fairly or equally.

Shareholder rights plans in a form substantially similar to the Rights Plan have been adopted by many other publicly held companies, have become common in Canada and generally accepted as an effective means of protecting the interests of shareholders. The absence of such a plan can be a significant detriment to the proper functioning of a Board of Directors in responding to any take-over bid that may be made.

Recent decisions of the Canadian securities regulatory authorities have held that a target company's Board will not be permitted to maintain a shareholder rights plan to prevent a party from making a successful bid, but will only allow a rights plan to remain in place so long as the Board is actively seeking alternatives to a take-over bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

In recent years, shareholder rights plans have proven effective in allowing a target Company's Board of Directors to gain time to seek alternatives to enhance shareholder value when faced with a bid which is considered inadequate, unfair or coercive and to minimize the risk of self-dealing or appropriation of value by a significant shareholder.

Operation of the Rights Plan

The following is a general summary of certain of the terms and conditions of the Rights Plan. Shareholders are encouraged to review the more detailed summaries of the Rights Plan previously disseminated by the Company and the specific terms and conditions of the Rights Plan Agreement, a copy of which is available upon request from the Company.

Under the Rights Plan, as of the close of business on July 17, 1996, one "Right" was issued, without charge, and attached to each Common Share then outstanding and to each Common Share subsequently issued. Eight trading days after a "Flip-In Event" occurs upon a person becoming an "Acquiring Person", each Right, other than those held by the Acquiring Person, will entitle the holder thereof to purchase from the Company Common Shares with a value (based on the then prevailing market price) equal to two times the Exercise Price. Effectively, the holder may purchase additional shares at a 50% discount to market. The initial Exercise Price under the Rights Plan was $100 (Cdn.). The Exercise Price, the number and kind of securities subject to purchase upon exercise of Rights and the number of Rights outstanding is subject to customary anti-dilution adjustments from time to time.

A person will become an "Acquiring Person" upon acquiring beneficial ownership of 20% or more of the outstanding Voting Shares of the Company. However, a person will not become an Acquiring Person if they exceed this 20% threshold as a result of a "Permitted Bid" or a "Voting Share Reduction", an "Exempt Acquisition" or a "Pro Rata Acquisition". These latter exceptions contemplate that the 20% threshold may be exceeded as a result of such things as a reduction in the total number of outstanding shares, a stock dividend or distribution, certain rights offerings, in connection with certain private placements or the conversion or exchange of other securities, among other things.

The Rights trade together with the Common Shares of the Company and are not separable nor are they exercisable until the "Separation Time", being the close of business on the eighth trading day following the earlier of (i) the date of the first public announcement made by the Company or an Acquiring Person that a person has become a Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) which, if successfully completed, would result in such person becoming an Acquiring Person. However, the Rights will not separate and be exercisable if, prior to that time the take-over bid expires or is cancelled, terminated or otherwise withdrawn, or if the Board waives the application of the Rights Plan.

Under the terms of the Rights Plan, a Permitted Bid is a formal bid made by way of a take-over bid circular where the offer is open for acceptance by all shareholders for a minimum of 60 days and also contains an irrevocable condition that if more than 50% of the Common Shares not beneficially owned by the offeror and certain related parties are deposited under the bid, the bid will be extended for at least

10 business days on the same terms. A person or group that seeks to acquire more than or that presently holds over 20% of the outstanding shares of the Company will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute their holdings unless they proceed by way of a Permitted Bid or approach the Board with a view toward negotiating the waiver of the Rights Plan. The Permitted Bid provisions of the Rights Plan are designed to make it more likely that, in any take-over bid, all shareholders are given adequate time to properly assess the bid on a fully informed basis, are treated equally and receive the maximum available value for their investment.

Reconfirmation

The reconfirmation of the Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over bid or to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company. A "Permitted Bid" may be made and taken directly to the shareholders of the Company without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Further, the adoption of the Rights Plan does not in any way derogate from or lessen the fiduciary duties of the Board to give due and proper consideration to any offer (whether or not it is a Permitted Bid) that is made, and exercise its discretion whether to waive the application of the Rights Plan to an offer or to redeem the Rights, and to act honestly, in good faith and with a view to the best interests of the Company and all of its shareholders.

The Rights Plan is designed so that the Board may play an active role in respect of any formal take-over bid. The Permitted Bid provisions have the effect of encouraging a bidder to approach the Board at an early stage, with a view towards negotiating an agreement on an acceptable offer. This is largely achieved by giving the Board the authority to waive the dilutive effect of a particular Flip-In Event, or to redeem the outstanding Rights. Either action by the Board would effectively permit a bid which would not otherwise qualify as a Permitted Bid to proceed, unimpeded by the Rights Plan. The Board believes that, in most cases, encouraging potential bidders to negotiate with the Board should result in a higher price being paid to obtain control of the Company.

Where a person holds more than 20% of the outstanding Common Shares, the Rights Plan will restrict that person from increasing their holdings other than by way of a Permitted Bid, Exempt Acquisition or Pro Rata Acquisition. If such a holder wishes to sell 20% or more of its shares, the Rights Plan will also make it difficult for such person to extract from the purchaser a control premium for those shares without triggering the dilutive effects of the Rights Plan.

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution to reconfirm the Rights Plan. To be effective this resolution must be approved by a majority of greater than 50% of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the Meeting.

The Board of Directors of the Company unanimously recommends shareholders vote FOR reconfirmation of the Rights Plan. Olympus Capital Holdings Asia I, L.P. has advised the Board that it presently intends to vote in favour of such resolution.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form or proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to the Company has been furnished by the Company.

The contents and the sending of this Information Circular and related material to shareholders have been approved by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (British Columbia)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Company's shareholders.

DATED this 24th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF ASIA PACIFIC RESOURCES LTD.

"JOHN BOVARD"
JOHN BOVARD
President and Chief Executive Officer

SCHEDULE "A" TO THE INFORMATION CIRCULAR OF

ASIA PACIFIC RESOURCES LTD.

Following is the text of the resolutions to be voted on by the shareholders of the Company at its annual and special general meeting to be held Friday, June 28, 2002.

Appointment of Auditors

"RESOLVED, by ordinary resolution, that Deloitte & Touche, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed."

Authorization of Directors to Fix Remuneration of Auditors

"RESOLVED, by ordinary resolution, that the Directors of the Company are authorized to fix the remuneration of the auditors at their sole discretion."

Determination of Number of Directors

"RESOLVED, by ordinary resolution, that the number of directors be fixed at seven (7)."

Authorization of Stock Option Plan

"RESOLVED, by ordinary resolution of the disinterested shareholders, that the Directors of the Company be authorized to implement the Stock Option Plan as described in the Information Circular of the Company and, specifically, (i) to fix the maximum number of common shares for which options may be granted under the Stock Option Plan up to 10% of the issued and outstanding common shares of the Company; (ii) to specify that the options issued pursuant to the Stock Option Plan are non-transferable; (iii) to specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 2% of the issued and outstanding share capital of the Company, (iv) specify the strike price per share at which shares may be purchased under an option will be determined by the Board of Directors and will be not less than the weighted average closing price for the five business days following the date on which the option is granted. In the event that the applicable Shares did not trade on such Business Days, the Strike Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on such dates, and (v) to authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company, except as may be required by the TSX.

Authorization of Compensation Shares

"RESOLVED, by ordinary resolution of disinterested shareholders, that the Compensation Shares as described in the Information Circular of the Company be and are hereby ratified and approved for issuance to John Bovard subject to regulatory approval and the terms and conditions of the Employment Agreement as defined therein."

Approval of the Adoption of By-Law 1A

"RESOLVED, by ordinary resolution, that By-Law 1A, in the form as attached to the Information Circular of the Company as Schedule "B", is hereby ratified and approved."

Approval of Reconfirmation of Shareholders Rights Plan

"RESOLVED, by ordinary resolution, that the Shareholders Rights Plan as described in the Information Circular of the Company be and is hereby ratified and confirmed."

SCHEDULE 'B' TO THE INFORMATION CIRCULAR OF

ASIA PACIFIC RESOURCES LTD.

ASIA PACIFIC RESOURCES LTD

BY-LAW NUMBER 1A

A by-law relating generally to the regulation of the affairs of ASIA PACIFIC RESOURCES LTD.

BE IT ENACTED AND IT IS HEREBY ENACTED as by-law Number 1A of ASIA PACIFIC RESOURCES LTD. (hereinafter called the "Corporation") as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act*, Statutes of New Brunswick, 1981, c.B-9.1, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(b) "articles" means the articles, as from time to time amended, of the Corporation;

(c) "by-law" means any by-laws of the Corporation from time to time in force and effect;

(d) "director" means an individual occupying the position of director of the Corporation and "directors", "board of directors" and "board" includes a single director;

(e) "unanimous shareholder agreement" means an agreement as described in subsection 99(2) of the Act or a declaration of a shareholder described in subsection 99(3) of the Act;

(f) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(g) the headings used in any by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(h) any term contained in any by-law which is defined in the Act shall have the meaning given to such term in the Act.

REGISTERED OFFICE

2. The Corporation may from time to time by resolution of the board of directors change the location of the address of the registered office of the Corporation to another place within New Brunswick.

CORPORATE SEAL

3. The Corporation may have one or more corporate seals which shall be such as the board of directors may adopt by resolution from time to time.

DIRECTORS

4. *Number and Powers*. There shall be a board of directors consisting of such fixed number of directors as may be set out in the articles or as may be determined as prescribed by the articles, or failing that, as specified by by-law. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, any

unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner

5. *Vacancies.* If the number of directors is increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of paragraph 10 of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 69(2) of the Act. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

6. *Duties.* Every director and officer of the Corporation in exercising his powers and discharging his duties shall

(a) act honestly and in good faith; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,

in the best interests of the Corporation.

7. *Qualification.* Every director shall be an individual nineteen (19) or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt or who has been convicted of an offence under the Criminal Code, chapter C-34 of the Revised Statutes of Canada, 1970, as amended from time to time, or the criminal law of any jurisdiction outside of Canada, in connection with the promotion, formation or management of a corporation or involving fraud (unless three (3) years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or unless the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed hereby ceases upon a pardon being granted) shall be a director.

8 . *Term of Office.* A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

9. *Vacation of Office.* The office of a director shall if so facto be vacated if

(a) he dies;

(b) by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c) he is removed from office in accordance with section 67 of the Act; or

(d) he ceases to be qualified to be a director.

10. *Election and Removal.*

(A) Directors shall be elected by the shareholders by ordinary resolution in general meeting on a show of hands unless a poll is demanded and if a poll is demanded such election shall be by ballot. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected. A director, if qualified, is eligible for re-election.

(B) Subject to sections 65 and 67 of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or a special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

(C) Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

(D) A separate vote of shareholders shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two (2) or more persons to be elected by a single resolution.

(E) If a shareholder has voted for more than one candidate without specifying the distribution of his votes among the candidates, he shall be deemed to have distributed his votes equally among the candidates for whom he voted.

(F) If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

(G) A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

11. *Validity of Acts.* An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

MEETINGS OF DIRECTORS

12. *Place of Meeting*. Subject to the articles, meetings of directors may be held at any place within or outside New Brunswick as the directors may from time to time determine or as the person convening the meeting may give notice. A meeting of the directors may be convened by the chairman of the board (if any), the president or any director at any time. The secretary shall upon direction of any of the foregoing officers or director convene a meeting of the directors.

13. *Notice.*

(A) Notice of the time and place of each meeting of the board shall be given in the manner provided in paragraph 63 herein to each director.

(a) not less than ten (10) days before the time when the meeting is to be held, if the notice is mailed, or

(b) not less than seventy-two (72) hours before the time when the meeting is to be held if the notice is given personally or is delivered or is sent by any means of transmitted or recorded communication, such as facsimile transmission, voice-mail or electronic-mail,

provided that meetings of the directors may be held at any time without notice if all the directors have waived notice.

(B) For the first meeting of the board of directors to be held immediately following the election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

(C) A notice of a meeting of directors shall specify any matter referred to in subsection 73(2) of the Act that is to be dealt with at the meeting but, unless a by-law otherwise provides, need not otherwise specify the purpose of or the business to be transacted at the meeting.

14. *Waiver of Notice.* Notice of any meeting of the directors or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable, telex or facsimile transmission addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

15. *Telephone Participation.* A director may participate in a meeting of directors or of a committee of directors by means of such telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.

16. *Adjournment.* Any meeting of the directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

17. *Quorum and Voting.* Subject to the articles, a majority of directors shall constitute a quorum for the transaction of business at any meeting of directors. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute a meeting.

18. *Resolution in lieu of meeting.* A resolution in writing, signed by all the directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the proceedings of the directors or such committee of directors.

19. *Deemed Consent of Director Present at Meeting.* A director who is present at a meeting of directors or committee of directors is deemed to have consented to any resolution passed or action taken thereat unless he:

(a) requests that his dissent be or his dissent is entered in the minutes of the meeting;

(b) sends his written dissent to the secretary of the meeting before the meeting is terminated; or

(c) sends his dissent by registered mail or delivers to the registered office of the Corporation immediately after the meeting is terminated.

REMUNERATION OF DIRECTORS

20. Subject to the articles or any unanimous shareholder agreement, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the corporation who is also a member of the board of directors. The directors may also be resolution

ASIA PACIFIC
RESOURCES LTD.

4

May 31, 2002

Filing Desk
Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2002
WASH. D.C. 164 SECTION

RE: Asia Pacific Resources Limited: SEC File # 0-26636

Dear Sir or Madam:

Asia Pacific Resources Limited hereby submits one originally signed Form 6-K as well as (7) seven copies covering all relevant information to the 31st of May 2002.

Please communicate with the undersigned regarding deficiencies or other information which may be required to complete this filing.

Sincerely,

Peter D. Wong C.A.
Controller

Enclosures: 8 (Eight) Forms 6-K

ASIA PACIFIC RESOURCES LTD.
Suite 615 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Telephone: (604) 681 8003 Facsimile: (604) 662 3180
E-mail: info@apq-potash.com Website: http://www.apq-potash.com

ASIA PACIFIC POTASH CORPORATION
Suite 2002 Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500, Thailand
Telephone 66 2 636 1600 Facsimile 66 2 636 1599